UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

OMB APPROVAL	
OMB Number:	3235-0327
Expires:	February 28, 2022
Estimated average burden hours per response	0.10

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Republic of Indonesia
Exact name of registrant as specified in charter

0001719614
Registrant CIK Number

Form 18-K (annual report for fiscal year ended December 31, 2018)
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

SEC file number, if available

S-____________________________________
(Series identifier(s) and names(s), if applicable; add more lines as needed)

C-____________________________________
(Class (contract) identifier(s) and names(s), if applicable; add more lines as needed)

SEC
Mail Processing
Section
MAY 31 2019
Washington DC
408

Fiscal year ended December 31, 2018
Report period (if applicable)

____
Name of person filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

____ Rule 201 (Temporary Hardship Exemption)

____ Rule 202 (Continuing Hardship Exemption)

_x_ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jakarta, Republic of Indonesia, on the 31st day of May 2019

Republic of Indonesia
(Registrant)

By: /s/ Luky Alfirman
(Name)

Director General of Budget Financing and Risk Management of the Ministry of Finance of the Republic of Indonesia
(Title)

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on________________, 20____, that the information set forth in this statement is true and complete.

By: ____________________
(Name)

____
(Title)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 2082 (11-11)

[AS_ACTIVE 220054781_1]

FORM SE GENERAL INSTRUCTIONS

1. **Rules as to Use of Form SE.**

    A.   Electronic filers must use this form to submit any paper format exhibit under the Securities Act of 1933, the Securities Ex- change Act of 1934, the Trust Indenture Act of 1939, or the Investment Company Act of 1940, provided that the submission of such exhibit in paper is permitted under Rule 201, 202, or 311 of Regulation S-T (§§ 232.201, 232.202, or 232.311 of this chapter).

    B.   Electronic filers are subject to Regulation S-T (Part 232 of this chapter) and the EDGAR Filer Manual. We direct your attention to the General Rules and Regulations under the Securities Act of 1933, the Securities Exchange Act of 1934, the Trust Indenture Act of 1939, the Investment Company Act of 1940, and the electronic filing rules and regulations under these Acts.

2. **Preparation of Form SE.**

    Submit in paper format four complete copies of both the Form SE and the exhibit filed under cover of the Form SE.

3. **Filing of Form SE.**

    A.   If you are filing the exhibit under a temporary hardship exemption, submit the exhibit and a Form TH (§§239.65, 249.447, 259.604, 269.10, and 274.404 of this chapter) under cover of this Form SE no later than one business day after the date on which the exhibit was to have been filed electronically. See Rule 201 of Regulation S-T (§232.201 of this chapter).

    B.   If you are filing the exhibit under a continuing hardship exemption under Rule 202 of Regulation S-T (§232.202 of this chapter), or as allowed by Rule 311 of Regulation S-T (§232.311 of this chapter), you may file the exhibit in paper under cover of Form SE up to six business days before or on the date of filing of the electronic format document to which it relates; you may not file the exhibit after the filing date of the electronic document to which it relates. Exhibits filed under a continuing hardship exemp- tion must include the legend required by Rule 202(c) (§232.202(c) of this chapter). If you submit the paper exhibit in this manner, you will have satisfied any requirements that you file the exhibit with, provide the document with, or have the document accompany the electronic filing. This instruction does not affect any requirement that you deliver or furnish the information in the exhibit to persons other than the Commission.

    C.   Identify the exhibit being filed. Attach to the Form SE the paper format exhibit and an exhibit index if required by Item 601 of Regulation S-K of this chapter.

4. **Signatures.**

    A.   Submit one copy signed by each person on whose behalf you are submitting the form or by that person's authorized repre- sentative. If the form is signed by the authorized representative of a person (other than an executive officer or general partner), file with the form the evidence of the authority of the representative to sign on behalf of such person, except that you may incorporate by reference a power of attorney for this purpose that is already on file with the Commission.

    B.   Signatures may be in typed form rather than manual format.

EXHIBIT C TO
FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORT
OF

REPUBLIC OF INDONESIA

Date of end of last fiscal year: **December 31, 2018**

EXHIBIT INDEX

Exhibit	Description
99.C:	The Law Number 12 of 2018 Regarding The State Budget For Fiscal Year 2019
99.D:	Description of the Republic of Indonesia, dated May 31, 2019

EXHIBIT C

3



REPUBLIK INDONESIA

BUKU I
UNDANG-UNDANG
NOMOR 12 TAHUN 2018
TENTANG ANGGARAN
PENDAPATAN DAN BELANJA NEGARA

TAHUN ANGGARAN
2019



SALINAN

PRESIDEN
REPUBLIK INDONESIA

UNDANG-UNDANG REPUBLIK INDONESIA

NOMOR 12 TAHUN 2018

TENTANG

ANGGARAN PENDAPATAN DAN BELANJA NEGARA

TAHUN ANGGARAN 2019

DENGAN RAHMAT TUHAN YANG MAHA ESA

PRESIDEN REPUBLIK INDONESIA,

Menimbang : a. bahwa Anggaran Pendapatan dan Belanja Negara merupakan wujud dari pengelolaan keuangan negara yang dilaksanakan secara terbuka dan bertanggung jawab untuk sebesar-besarnya kemakmuran rakyat;

b. bahwa Anggaran Pendapatan dan Belanja Negara Tahun Anggaran 2019 termuat dalam Undang-Undang tentang Anggaran Pendapatan dan Belanja Negara Tahun Anggaran 2019 yang disusun sesuai dengan kebutuhan penyelenggaraan pemerintahan negara dan kemampuan dalam menghimpun pendapatan negara dalam rangka mendukung terwujudnya perekonomian nasional berdasarkan demokrasi ekonomi dengan prinsip kebersamaan, efisiensi, berkeadilan, berkelanjutan, berwawasan lingkungan, kemandirian, serta dengan menjaga keseimbangan kemajuan dan kesatuan ekonomi nasional;

c. bahwa . . .



   c. bahwa berdasarkan pertimbangan sebagaimana dimaksud dalam huruf a dan huruf b, serta melaksanakan ketentuan Pasal 23 ayat (1) Undang-Undang Dasar Negara Republik Indonesia Tahun 1945, perlu membentuk Undang-Undang tentang Anggaran Pendapatan dan Belanja Negara Tahun Anggaran 2019;

Mengingat : 1. Pasal 5 ayat (1), Pasal 20, Pasal 23 ayat (1) dan ayat (2), Pasal 31 ayat (4), dan Pasal 33 ayat (1), ayat (2), ayat (3), dan ayat (4) Undang-Undang Dasar Negara Republik Indonesia Tahun 1945;

      2. Undang-Undang Nomor 17 Tahun 2003 tentang Keuangan Negara (Lembaran Negara Republik Indonesia Tahun 2003 Nomor 47, Tambahan Lembaran Negara Republik Indonesia Nomor 4286);

      3. Undang-Undang Nomor 25 Tahun 2004 tentang Sistem Perencanaan Pembangunan Nasional (Lembaran Negara Republik Indonesia Tahun 2004 Nomor 104, Tambahan Lembaran Negara Republik Indonesia Nomor 4421);

      4. Undang-Undang Nomor 17 Tahun 2014 tentang Majelis Permusyawaratan Rakyat, Dewan Perwakilan Rakyat, Dewan Perwakilan Daerah, dan Dewan Perwakilan Rakyat Daerah (Lembaran Negara Republik Indonesia Tahun 2014 Nomor 182, Tambahan Lembaran Negara Republik Indonesia Nomor 5568) sebagaimana telah diubah beberapa kali terakhir dengan Undang-Undang Nomor 2 Tahun 2018 tentang Perubahan Kedua atas Undang-Undang Nomor 17 Tahun 2014 tentang Majelis Permusyawaratan Rakyat, Dewan Perwakilan Rakyat, Dewan Perwakilan Daerah, dan Dewan Perwakilan Rakyat Daerah (Lembaran Negara Republik Indonesia Tahun 2018 Nomor 29, Tambahan Lembaran Negara Republik Indonesia Nomor 6187);

Dengan . . .



Dengan Persetujuan Bersama

DEWAN PERWAKILAN RAKYAT REPUBLIK INDONESIA

dan

PRESIDEN REPUBLIK INDONESIA

MEMUTUSKAN:

Menetapkan : UNDANG-UNDANG TENTANG ANGGARAN PENDAPATAN DAN BELANJA NEGARA TAHUN ANGGARAN 2019.

Pasal 1

Dalam Undang-Undang ini yang dimaksud dengan:

1. Anggaran Pendapatan dan Belanja Negara yang selanjutnya disingkat APBN adalah rencana keuangan tahunan pemerintahan negara yang disetujui oleh Dewan Perwakilan Rakyat.

2. Pendapatan Negara adalah hak Pemerintah Pusat yang diakui sebagai penambah kekayaan bersih yang terdiri atas Penerimaan Perpajakan, Penerimaan Negara Bukan Pajak, dan Penerimaan Hibah.

3. Penerimaan Perpajakan adalah semua penerimaan negara yang terdiri atas Pendapatan Pajak Dalam Negeri dan Pendapatan Pajak Perdagangan Internasional.

4. Pendapatan Pajak Dalam Negeri adalah semua penerimaan negara yang berasal dari pendapatan pajak penghasilan, pendapatan pajak pertambahan nilai barang dan jasa dan pajak penjualan atas barang mewah, pendapatan pajak bumi dan bangunan, pendapatan cukai, dan pendapatan pajak lainnya.

5. Pendapatan Pajak Perdagangan Internasional adalah semua penerimaan negara yang berasal dari pendapatan bea masuk dan pendapatan bea keluar.

6. Penerimaan . . .


6. Penerimaan Negara Bukan Pajak yang selanjutnya disingkat PNBP adalah semua penerimaan Pemerintah Pusat yang diterima dalam bentuk pendapatan Sumber Daya Alam, pendapatan dari Kekayaan Negara Dipisahkan, pendapatan PNBP lainnya, dan pendapatan Badan Layanan Umum.

7. Penerimaan Hibah adalah semua penerimaan negara baik dalam bentuk devisa dan/atau devisa yang dirupiahkan, rupiah, jasa, dan/atau surat berharga yang diperoleh dari pemberi hibah yang tidak perlu dibayar kembali dan yang tidak mengikat, baik yang berasal dari dalam negeri maupun dari luar negeri.

8. Belanja Negara adalah kewajiban Pemerintah Pusat yang diakui sebagai pengurang nilai kekayaan bersih yang terdiri atas belanja Pemerintah Pusat dan Transfer ke Daerah dan Dana Desa.

9. Belanja Pemerintah Pusat Menurut Fungsi adalah belanja Pemerintah Pusat yang digunakan untuk menjalankan fungsi pelayanan umum, fungsi pertahanan, fungsi ketertiban dan keamanan, fungsi ekonomi, fungsi perlindungan lingkungan hidup, fungsi perumahan dan fasilitas umum, fungsi kesehatan, fungsi pariwisata, fungsi agama, fungsi pendidikan, dan fungsi perlindungan sosial.

10. Belanja Pemerintah Pusat Menurut Organisasi adalah belanja Pemerintah Pusat yang dialokasikan kepada kementerian negara/lembaga dan Bagian Anggaran Bendahara Umum Negara.

11. Belanja Pemerintah Pusat Menurut Program adalah belanja Pemerintah Pusat yang dialokasikan untuk mencapai hasil (*outcome*) tertentu pada Bagian Anggaran kementerian negara/lembaga dan Bagian Anggaran Bendahara Umum Negara.

12. Program Pengelolaan Subsidi adalah pemberian dukungan dalam bentuk pengalokasian anggaran kepada perusahaan negara, lembaga pemerintah, atau pihak ketiga berdasarkan peraturan perundang-undangan yang berlaku untuk menyediakan barang atau jasa yang bersifat strategis atau menguasai hajat hidup orang banyak sesuai kemampuan keuangan negara.

13. Transfer . . .


13. Transfer ke Daerah adalah bagian dari Belanja Negara dalam rangka mendanai pelaksanaan desentralisasi fiskal berupa Dana Perimbangan, Dana Insentif Daerah, Dana Otonomi Khusus, dan Dana Keistimewaan Daerah Istimewa Yogyakarta.

14. Dana Perimbangan adalah dana yang bersumber dari APBN kepada daerah untuk mendanai kebutuhan daerah dalam rangka pelaksanaan desentralisasi yang terdiri atas Dana Transfer Umum dan Dana Transfer Khusus.

15. Dana Transfer Umum adalah dana yang bersumber dari APBN kepada daerah untuk digunakan sesuai dengan kewenangan daerah guna mendanai kebutuhan daerah dalam rangka pelaksanaan desentralisasi.

16. Dana Bagi Hasil yang selanjutnya disingkat DBH adalah dana yang bersumber dari APBN kepada daerah berdasarkan angka persentase tertentu dari pendapatan negara untuk mendanai kebutuhan daerah dalam rangka pelaksanaan desentralisasi.

17. Dana Alokasi Umum yang selanjutnya disingkat DAU adalah dana yang bersumber dari dalam APBN kepada daerah dengan tujuan pemerataan kemampuan keuangan antardaerah untuk mendanai kebutuhan daerah dalam rangka pelaksanaan desentralisasi.

18. Dana Transfer Khusus adalah dana yang bersumber dari APBN kepada daerah dengan tujuan untuk membantu mendanai kegiatan khusus, baik fisik maupun nonfisik yang merupakan urusan daerah.

19. Dana Alokasi Khusus yang selanjutnya disingkat DAK adalah dana yang bersumber dari APBN kepada daerah tertentu dengan tujuan untuk membantu mendanai kegiatan khusus yang merupakan urusan daerah dan sesuai dengan prioritas nasional.

20. Dana Insentif Daerah yang selanjutnya disingkat DID adalah dana yang bersumber dari APBN yang dialokasikan kepada daerah tertentu berdasarkan kriteria/kategori tertentu dengan tujuan untuk memberikan penghargaan atas perbaikan dan/atau pencapaian kinerja tertentu di bidang tata kelola keuangan daerah, pelayanan umum pemerintahan, pelayanan dasar publik, dan kesejahteraan masyarakat.

21. Dana . . .



21. Dana Otonomi Khusus adalah dana yang bersumber dari APBN untuk membiayai pelaksanaan otonomi khusus suatu daerah, sebagaimana ditetapkan dalam Undang-Undang Nomor 35 Tahun 2008 tentang Penetapan Peraturan Pemerintah Pengganti Undang-Undang Nomor 1 Tahun 2008 tentang Perubahan atas Undang-Undang Nomor 21 Tahun 2001 tentang Otonomi Khusus Bagi Provinsi Papua menjadi Undang-Undang, dan Undang-Undang Nomor 11 Tahun 2006 tentang Pemerintahan Aceh.

22. Dana Tambahan Infrastruktur Dalam Rangka Otonomi Khusus Papua dan Papua Barat yang selanjutnya disebut DTI adalah dana tambahan yang besarnya ditetapkan antara Pemerintah dengan Dewan Perwakilan Rakyat berdasarkan usulan Provinsi pada setiap tahun anggaran, yang terutama ditujukan untuk pembiayaan pembangunan infrastruktur.

23. Dana Keistimewaan Daerah Istimewa Yogyakarta adalah dana yang bersumber dari APBN untuk penyelenggaraan urusan keistimewaan Daerah Istimewa Yogyakarta, sebagaimana ditetapkan dalam Undang-Undang Nomor 13 Tahun 2012 tentang Keistimewaan Daerah Istimewa Yogyakarta.

24. Dana Desa adalah dana yang bersumber dari APBN yang diperuntukkan bagi desa yang ditransfer melalui Anggaran Pendapatan dan Belanja Daerah kabupaten/kota dan digunakan untuk membiayai penyelenggaraan pemerintahan, pelaksanaan pembangunan, pembinaan kemasyarakatan, dan pemberdayaan masyarakat.

25. Pembiayaan Anggaran adalah setiap penerimaan yang perlu dibayar kembali, penerimaan kembali atas pengeluaran tahun-tahun anggaran sebelumnya, pengeluaran kembali atas penerimaan tahun-tahun anggaran sebelumnya, penggunaan saldo anggaran lebih, dan/atau pengeluaran yang akan diterima kembali, baik pada tahun anggaran yang bersangkutan maupun tahun-tahun anggaran berikutnya.

26. Sisa . . .



26. Sisa Lebih Pembiayaan Anggaran yang selanjutnya disebut SiLPA adalah selisih lebih realisasi pembiayaan anggaran atas realisasi defisit anggaran yang terjadi dalam satu periode pelaporan.

27. Saldo Anggaran Lebih yang selanjutnya disingkat SAL adalah akumulasi neto dari SiLPA dan Sisa Kurang Pembiayaan Anggaran tahun-tahun anggaran yang lalu dan tahun anggaran yang bersangkutan setelah ditutup, ditambah/dikurangi dengan koreksi pembukuan.

28. Surat Berharga Negara yang selanjutnya disingkat SBN meliputi surat utang negara dan surat berharga syariah negara.

29. Surat Utang Negara yang selanjutnya disingkat SUN adalah surat berharga berupa surat pengakuan utang dalam mata uang rupiah maupun valuta asing yang dijamin pembayaran bunga dan pokoknya oleh Negara Republik Indonesia sesuai dengan masa berlakunya.

30. Surat Berharga Syariah Negara yang selanjutnya disingkat SBSN atau dapat disebut sukuk negara adalah SBN yang diterbitkan berdasarkan prinsip syariah, sebagai bukti atas bagian penyertaan terhadap aset SBSN, baik dalam mata uang rupiah maupun valuta asing.

31. Bantuan Pemerintah Yang Belum Ditetapkan Statusnya yang selanjutnya disingkat BPYBDS adalah bantuan Pemerintah berupa BMN yang berasal dari APBN, yang telah dioperasikan dan/atau digunakan oleh Badan Usaha Milik Negara berdasarkan Berita Acara Serah Terima dan sampai saat ini tercatat pada laporan keuangan kementerian negara/lembaga atau pada Badan Usaha Milik Negara.

32. Penyertaan Modal Negara yang selanjutnya disingkat PMN adalah pemisahan kekayaan negara dari APBN untuk dijadikan sebagai modal Perusahaan Negara dan/atau Perseroan Terbatas lainnya serta lembaga/badan lainnya, yang pengelolaannya dilakukan secara korporasi.

33. Barang . . .


33. Barang Milik Negara yang selanjutnya disingkat BMN adalah semua barang yang dibeli atau diperoleh atas beban APBN atau berasal dari perolehan lainnya yang sah.

34. Dana Bergulir adalah dana yang dikelola oleh Badan Layanan Umum tertentu untuk dipinjamkan dan digulirkan kepada masyarakat/lembaga dengan tujuan untuk meningkatkan ekonomi rakyat dan tujuan lainnya.

35. Pinjaman Dalam Negeri adalah setiap pinjaman oleh Pemerintah yang diperoleh dari pemberi pinjaman dalam negeri yang harus dibayar kembali dengan persyaratan tertentu, sesuai dengan masa berlakunya.

36. Kewajiban Penjaminan adalah kewajiban yang menjadi beban Pemerintah akibat pemberian jaminan kepada kementerian negara/lembaga, Pemerintah Daerah, Badan Usaha Milik Negara, dan Badan Usaha Milik Daerah dalam hal kementerian negara/lembaga, Pemerintah Daerah, Badan Usaha Milik Negara, dan Badan Usaha Milik Daerah dimaksud tidak dapat memenuhi kewajibannya kepada kreditur dan/atau badan usaha sesuai perjanjian pinjaman atau perjanjian kerja sama.

37. Pinjaman Luar Negeri Neto adalah semua pembiayaan yang berasal dari penarikan pinjaman luar negeri yang terdiri atas pinjaman tunai dan pinjaman kegiatan dikurangi dengan pembayaran cicilan pokok pinjaman luar negeri.

38. Pinjaman Tunai adalah pinjaman luar negeri dalam bentuk devisa dan/atau rupiah yang digunakan untuk pembiayaan defisit APBN dan pengelolaan portofolio utang.

39. Pinjaman Kegiatan adalah pinjaman luar negeri yang digunakan untuk pembiayaan kegiatan tertentu kementerian negara/lembaga, pinjaman yang diteruspinjamkan kepada pemerintah daerah dan/atau Badan Usaha Milik Negara, dan pinjaman yang diterushibahkan kepada pemerintah daerah.

40. Pemberian . . .



40. Pemberian Pinjaman adalah pinjaman Pemerintah Pusat kepada Pemerintah Daerah, Badan Usaha Milik Negara, lembaga, dan/atau badan lainnya yang harus dibayar kembali dengan ketentuan dan persyaratan tertentu.

41. Anggaran Pendidikan adalah alokasi anggaran pendidikan melalui kementerian negara/lembaga dan BA BUN, alokasi anggaran pendidikan melalui transfer ke daerah dan dana desa, dan alokasi anggaran pendidikan melalui pengeluaran pembiayaan, termasuk gaji pendidik, tetapi tidak termasuk anggaran pendidikan kedinasan, untuk membiayai penyelenggaraan pendidikan yang menjadi tanggung jawab Pemerintah.

42. Persentase Anggaran Pendidikan adalah perbandingan alokasi anggaran pendidikan terhadap total anggaran belanja negara.

43. Tahun Anggaran 2019 adalah masa 1 (satu) tahun terhitung mulai dari tanggal 1 Januari sampai dengan tanggal 31 Desember 2019.

Pasal 2

APBN terdiri atas anggaran Pendapatan Negara, anggaran Belanja Negara, dan Pembiayaan Anggaran.

Pasal 3

Anggaran Pendapatan Negara Tahun Anggaran 2019 direncanakan sebesar Rp2.165.111.815.814.000,00 (dua kuadriliun seratus enam puluh lima triliun seratus sebelas miliar delapan ratus lima belas juta delapan ratus empat belas ribu rupiah), yang diperoleh dari sumber:

a. Penerimaan Perpajakan;

b. PNBP; dan

c. Penerimaan Hibah.

Pasal 4 . . .



Pasal 4

(1) Penerimaan Perpajakan sebagaimana dimaksud dalam Pasal 3 huruf a direncanakan sebesar Rp1.786.378.650.376.000,00 (satu kuadriliun tujuh ratus delapan puluh enam triliun tiga ratus tujuh puluh delapan miliar enam ratus lima puluh juta tiga ratus tujuh puluh enam ribu rupiah), yang terdiri atas:

    a. Pendapatan Pajak Dalam Negeri; dan

    b. Pendapatan Pajak Perdagangan Internasional.

(2) Pendapatan Pajak Dalam Negeri sebagaimana dimaksud pada ayat (1) huruf a direncanakan sebesar Rp1.743.056.850.376.000,00 (satu kuadriliun tujuh ratus empat puluh tiga triliun lima puluh enam miliar delapan ratus lima puluh juta tiga ratus tujuh puluh enam ribu rupiah), yang terdiri atas:

    a. pendapatan pajak penghasilan;

    b. pendapatan pajak pertambahan nilai barang dan jasa dan pajak penjualan atas barang mewah;

    c. pendapatan pajak bumi dan bangunan;

    d. pendapatan cukai; dan

    e. pendapatan pajak lainnya.

(3) Pendapatan pajak penghasilan sebagaimana dimaksud pada ayat (2) huruf a direncanakan sebesar Rp894.448.650.110.000,00 (delapan ratus sembilan puluh empat triliun empat ratus empat puluh delapan miliar enam ratus lima puluh juta seratus sepuluh ribu rupiah) yang didalamnya termasuk pajak penghasilan ditanggung Pemerintah atas:

    a. komoditas panas bumi sebesar Rp1.942.890.000.000,00 (satu triliun sembilan ratus empat puluh dua miliar delapan ratus sembilan puluh juta rupiah) yang pelaksanaannya diatur dengan Peraturan Menteri Keuangan;

b. bunga . . .


b. bunga, imbal hasil, dan penghasilan pihak ketiga atas jasa yang diberikan kepada Pemerintah dalam penerbitan dan/atau pembelian kembali/penukaran SBN di pasar internasional, tetapi tidak termasuk jasa konsultan hukum lokal, sebesar Rp8.846.120.000.000,00 (delapan triliun delapan ratus empat puluh enam miliar seratus dua puluh juta rupiah) yang pelaksanaannya diatur dengan Peraturan Menteri Keuangan;

c. penghasilan dari penghapusan secara mutlak piutang negara nonpokok yang bersumber dari Pemberian Pinjaman, Rekening Dana Investasi, dan Rekening Pembangunan Daerah yang diterima oleh Perusahaan Daerah Air Minum sebesar Rp8.425.156.000,00 (delapan miliar empat ratus dua puluh lima juta seratus lima puluh enam ribu rupiah) yang pelaksanaannya diatur dengan Peraturan Menteri Keuangan; dan

d. pembayaran *Recurrent Cost* SPAN yang dibiayai oleh rupiah murni sebesar Rp472.736.000,00 (empat ratus tujuh puluh dua juta tujuh ratus tiga puluh enam ribu rupiah) yang pelaksanaannya diatur dengan Peraturan Menteri Keuangan.

(4) Pendapatan pajak pertambahan nilai barang dan jasa dan pajak penjualan atas barang mewah sebagaimana dimaksud pada ayat (2) huruf b direncanakan sebesar Rp655.394.900.106.000,00 (enam ratus lima puluh lima triliun tiga ratus sembilan puluh empat miliar sembilan ratus juta seratus enam ribu rupiah).

(5) Pendapatan pajak bumi dan bangunan sebagaimana dimaksud pada ayat (2) huruf c direncanakan sebesar Rp19.103.600.160.000,00 (sembilan belas triliun seratus tiga miliar enam ratus juta seratus enam puluh ribu rupiah).

(6) Pendapatan cukai sebagaimana dimaksud pada ayat (2) huruf d direncanakan sebesar Rp165.501.000.000.000,00 (seratus enam puluh lima triliun lima ratus satu miliar rupiah).

(7) Pendapatan . . .



(7) Pendapatan pajak lainnya sebagaimana dimaksud pada ayat (2) huruf e direncanakan sebesar Rp8.608.700.000.000,00 (delapan triliun enam ratus delapan miliar tujuh ratus juta rupiah).

(8) Pendapatan Pajak Perdagangan Internasional sebagaimana dimaksud pada ayat (1) huruf b direncanakan sebesar Rp43.321.800.000.000,00 (empat puluh tiga triliun tiga ratus dua puluh satu miliar delapan ratus juta rupiah), yang terdiri atas:

a. pendapatan bea masuk; dan

b. pendapatan bea keluar.

(9) Pendapatan bea masuk sebagaimana dimaksud pada ayat (8) huruf a direncanakan sebesar Rp38.899.300.000.000,00 (tiga puluh delapan triliun delapan ratus sembilan puluh sembilan miliar tiga ratus juta rupiah) yang didalamnya termasuk fasilitas bea masuk ditanggung Pemerintah sebesar Rp634.297.000.000,00 (enam ratus tiga puluh empat miliar dua ratus sembilan puluh tujuh juta rupiah) yang pelaksanaannya diatur dengan Peraturan Menteri Keuangan.

(10) Pendapatan bea keluar sebagaimana dimaksud pada ayat (8) huruf b direncanakan sebesar Rp4.422.500.000.000,00 (empat triliun empat ratus dua puluh dua miliar lima ratus juta rupiah).

(11) Ketentuan lebih lanjut mengenai rincian Penerimaan Perpajakan Tahun Anggaran 2019 sebagaimana dimaksud pada ayat (2) dan ayat (8) diatur dalam Peraturan Presiden.

Pasal 5

(1) PNBP sebagaimana dimaksud dalam Pasal 3 huruf b direncanakan sebesar Rp378.297.855.438.000,00 (tiga ratus tujuh puluh delapan triliun dua ratus sembilan puluh tujuh miliar delapan ratus lima puluh lima juta empat ratus tiga puluh delapan ribu rupiah), yang terdiri atas:

a. pendapatan . . .


a. pendapatan Sumber Daya Alam;

b. pendapatan dari Kekayaan Negara Dipisahkan;

c. pendapatan PNBP lainnya; dan

d. pendapatan Badan Layanan Umum.

(2) Pendapatan Sumber Daya Alam sebagaimana dimaksud pada ayat (1) huruf a direncanakan sebesar Rp190.754.771.994.000,00 (seratus sembilan puluh triliun tujuh ratus lima puluh empat miliar tujuh ratus tujuh puluh satu juta sembilan ratus sembilan puluh empat ribu rupiah), yang terdiri atas:

a. pendapatan Sumber Daya Alam Minyak Bumi dan Gas Bumi; dan

b. pendapatan Sumber Daya Alam Nonminyak dan Nongas Bumi.

(3) Pendapatan dari Kekayaan Negara Dipisahkan sebagaimana dimaksud pada ayat (1) huruf b direncanakan sebesar Rp45.589.300.000.000,00 (empat puluh lima triliun lima ratus delapan puluh sembilan miliar tiga ratus juta rupiah).

(4) Untuk mengoptimalkan pendapatan dari Kekayaan Negara Dipisahkan di bidang usaha perbankan, penyelesaian piutang bermasalah pada Badan Usaha Milik Negara di bidang usaha perbankan dilakukan:

a. sesuai dengan ketentuan peraturan perundang-undangan di bidang Perseroan Terbatas, Badan Usaha Milik Negara, dan Perbankan;

b. memperhatikan prinsip tata kelola perusahaan yang baik; dan

c. Pemerintah melakukan pengawasan penyelesaian piutang bermasalah pada Badan Usaha Milik Negara di bidang usaha perbankan tersebut.

(5) Pendapatan PNBP lainnya sebagaimana dimaksud pada ayat (1) huruf c direncanakan sebesar Rp94.069.331.600.000,00 (sembilan puluh empat triliun enam puluh sembilan miliar tiga ratus tiga puluh satu juta enam ratus ribu rupiah).

(6) Pendapatan . . .



(6) Pendapatan Badan Layanan Umum sebagaimana dimaksud pada ayat (1) huruf d direncanakan sebesar Rp47.884.451.844.000,00 (empat puluh tujuh triliun delapan ratus delapan puluh empat miliar empat ratus lima puluh satu juta delapan ratus empat puluh empat ribu rupiah).

(7) Ketentuan lebih lanjut mengenai rincian PNBP Tahun Anggaran 2019 sebagaimana dimaksud pada ayat (2), ayat (3), ayat (5), dan ayat (6) diatur dalam Peraturan Presiden.

Pasal 6

Penerimaan Hibah sebagaimana dimaksud dalam Pasal 3 huruf c direncanakan sebesar Rp435.310.000.000,00 (empat ratus tiga puluh lima miliar tiga ratus sepuluh juta rupiah).

Pasal 7

Anggaran Belanja Negara Tahun Anggaran 2019 direncanakan sebesar Rp2.461.112.052.481.000,00 (dua kuadriliun empat ratus enam puluh satu triliun seratus dua belas miliar lima puluh dua juta empat ratus delapan puluh satu ribu rupiah), yang terdiri atas:

a.   anggaran Belanja Pemerintah Pusat; dan

b.   anggaran Transfer ke Daerah dan Dana Desa.

Pasal 8

(1) Anggaran · Belanja Pemerintah Pusat sebagaimana dimaksud dalam Pasal 7 huruf a direncanakan sebesar Rp1.634.339.518.949.000,00 (satu kuadriliun enam ratus tiga puluh empat triliun tiga ratus tiga puluh sembilan miliar lima ratus delapan belas juta sembilan ratus empat puluh sembilan ribu rupiah).

(2) Anggaran Belanja Pemerintah Pusat sebagaimana dimaksud pada ayat (1) termasuk program pengelolaan hibah negara yang dialokasikan kepada daerah sebesar Rp1.940.210.000.000,00 (satu triliun sembilan ratus empat puluh miliar dua ratus sepuluh juta rupiah).

(3) Anggaran . . .



(3) Anggaran Belanja Pemerintah Pusat sebagaimana dimaksud pada ayat (1) dikelompokkan atas:

a. Belanja Pemerintah Pusat Menurut Fungsi;

b. Belanja Pemerintah Pusat Menurut Organisasi; dan

c. Belanja Pemerintah Pusat Menurut Program.

(4) Ketentuan lebih lanjut mengenai rincian anggaran Belanja Pemerintah Pusat Menurut Fungsi, Organisasi, dan Program sebagaimana dimaksud pada ayat (3), diatur dalam Peraturan Presiden.

Pasal 9

(1) Anggaran Transfer ke Daerah dan Dana Desa sebagaimana dimaksud dalam Pasal 7 huruf b direncanakan sebesar Rp826.772.533.532.000,00 (delapan ratus dua puluh enam triliun tujuh ratus tujuh puluh dua miliar lima ratus tiga puluh tiga juta lima ratus tiga puluh dua ribu rupiah), yang terdiri atas:

a. Transfer ke Daerah; dan

b. Dana Desa.

(2) Transfer ke Daerah sebagaimana dimaksud pada ayat (1) huruf a direncanakan sebesar Rp756.772.533.532.000,00 (tujuh ratus lima puluh enam triliun tujuh ratus tujuh puluh dua miliar lima ratus tiga puluh tiga juta lima ratus tiga puluh dua ribu rupiah), yang terdiri atas:

a. Dana Perimbangan;

b. DID; dan

c. Dana Otonomi Khusus dan Dana Keistimewaan Daerah Istimewa Yogyakarta.

(3) Dana Desa sebagaimana dimaksud pada ayat (1) huruf b direncanakan sebesar Rp70.000.000.000.000,00 (tujuh puluh triliun rupiah).

(4) Dana Desa sebagaimana dimaksud pada ayat (3) dialokasikan kepada setiap kabupaten/kota dengan ketentuan:

a. Alokasi . . .



a. Alokasi Dasar sebesar 72% (tujuh puluh dua persen) dibagi secara merata kepada setiap desa;

b. Alokasi Afirmasi sebesar 3% (tiga persen) dibagi secara proporsional kepada desa tertinggal dan desa sangat tertinggal yang mempunyai jumlah penduduk miskin tinggi; dan

c. Alokasi Formula sebesar 25% (dua puluh lima persen) dibagi berdasarkan jumlah penduduk desa, angka kemiskinan desa, luas wilayah desa, dan tingkat kesulitan geografis desa.

(5) Berdasarkan alokasi Dana Desa sebagaimana dimaksud pada ayat (4), bupati/walikota menghitung rincian Dana Desa setiap desa.

(6) Ketentuan lebih lanjut mengenai tata cara penghitungan rincian Dana Desa setiap desa diatur dengan Peraturan Menteri Keuangan.

Pasal 10

Dana Perimbangan sebagaimana dimaksud dalam Pasal 9 ayat (2) huruf a direncanakan sebesar Rp724.592.590.224.000,00 (tujuh ratus dua puluh empat triliun lima ratus sembilan puluh dua miliar lima ratus sembilan puluh juta dua ratus dua puluh empat ribu rupiah), yang terdiri atas:

a. Dana Transfer Umum; dan

b. Dana Transfer Khusus.

Pasal 11

(1) Dana Transfer Umum sebagaimana dimaksud dalam Pasal 10 huruf a direncanakan sebesar Rp524.223.746.621.000,00 (lima ratus dua puluh empat triliun dua ratus dua puluh tiga miliar tujuh ratus empat puluh enam juta enam ratus dua puluh satu ribu rupiah), yang terdiri atas:

a. DBH; dan . . .


a. DBH; dan

b. DAU.

(2) DBH sebagaimana dimaksud pada ayat (1) huruf a direncanakan sebesar Rp106.350.163.929.000,00 (seratus enam triliun tiga ratus lima puluh miliar seratus enam puluh tiga juta sembilan ratus dua puluh sembilan ribu rupiah), yang terdiri atas:

    a. DBH Pajak sebesar Rp52.438.615.165.000,00 (lima puluh dua triliun empat ratus tiga puluh delapan miliar enam ratus lima belas juta seratus enam puluh lima ribu rupiah); dan

    b. DBH Sumber Daya Alam sebesar Rp53.911.548.764.000,00 (lima puluh tiga triliun sembilan ratus sebelas miliar lima ratus empat puluh delapan juta tujuh ratus enam puluh empat ribu rupiah).

(3) DBH Pajak sebagaimana dimaksud pada ayat (2) huruf a terdiri atas:

    a. Pajak Bumi dan Bangunan;

    b. Pajak Penghasilan Pasal 21, Pasal 25, dan Pasal 29 Wajib Pajak Orang Pribadi Dalam Negeri; dan

    c. Cukai Hasil Tembakau.

(4) DBH Sumber Daya Alam sebagaimana dimaksud pada ayat (2) huruf b terdiri atas:

    a. minyak bumi dan gas bumi;

    b. mineral dan batubara;

    c. kehutanan;

    d. perikanan; dan

    e. panas bumi.

(5) Penyaluran DBH sebagaimana dimaksud pada ayat (2) untuk triwulan IV diprioritaskan untuk penyelesaian kurang bayar DBH sampai dengan Tahun Anggaran 2018 dengan memperhitungkan lebih bayar tahun-tahun sebelumnya.

(6) Dalam . . .



(6) Dalam hal masih tersedia pagu anggaran DBH setelah digunakan untuk penyelesaian kurang bayar sebagaimana dimaksud pada ayat (5), sisa pagu anggaran tersebut dapat digunakan untuk penyaluran sebagian DBH triwulan IV tahun berjalan.

(7) Ketentuan lebih lanjut mengenai tata cara penyaluran DBH triwulan IV untuk penyelesaian kurang bayar DBH sampai dengan tahun anggaran 2018 sebagaimana dimaksud pada ayat (5) dan ayat (6) diatur dengan Peraturan Menteri Keuangan.

(8) DBH Kehutanan sebagaimana dimaksud pada ayat (4) huruf c, khusus Dana Reboisasi yang sebelumnya disalurkan ke kabupaten/kota penghasil, mulai Tahun Anggaran 2017 disalurkan ke provinsi penghasil dan digunakan untuk membiayai kegiatan rehabilitasi hutan dan lahan yang meliputi:

    a. perencanaan;

    b. pelaksanaan;

    c. monitoring;

    d. evaluasi; dan

    e. kegiatan pendukungnya.

(9) Kegiatan pendukung rehabilitasi hutan dan lahan sebagaimana dimaksud pada ayat (8) meliputi:

    a. perlindungan dan pengamanan hutan;

    b. teknologi rehabilitasi hutan dan lahan;

    c. pencegahan dan penanggulangan kebakaran hutan dan lahan;

    d. pengembangan perbenihan;

    e. penelitian dan pengembangan, pendidikan dan pelatihan, penyuluhan serta pemberdayaan masyarakat setempat dalam kegiatan rehabilitasi hutan;

    f. pembinaan; dan/atau

    g. pengawasan dan pengendalian.

10. Penggunaan . . .



(10) Penggunaan DBH Cukai Hasil Tembakau sebagaimana dimaksud pada ayat (3) huruf c, DBH Minyak Bumi dan Gas Bumi sebagaimana dimaksud pada ayat (4) huruf a dan DBH Kehutanan sebagaimana dimaksud pada ayat (4) huruf c, diatur sebagai berikut:

    a. Penerimaan DBH Cukai Hasil Tembakau, baik bagian provinsi maupun bagian kabupaten/kota dialokasikan untuk mendanai program sebagaimana yang diatur dalam peraturan perundang-undangan mengenai cukai, dengan prioritas pada bidang kesehatan untuk mendukung program jaminan kesehatan nasional.

    b. Penerimaan DBH Minyak Bumi dan Gas Bumi, baik bagian provinsi maupun bagian kabupaten/kota digunakan sesuai kebutuhan dan prioritas daerah, kecuali tambahan DBH Minyak Bumi dan Gas Bumi untuk Provinsi Papua Barat dan Provinsi Aceh digunakan sesuai dengan ketentuan peraturan perundang-undangan.

    c. DBH Kehutanan dari Dana Reboisasi yang merupakan bagian kabupaten/kota, baik yang disalurkan pada tahun 2016 maupun tahun-tahun sebelumnya yang masih terdapat di kas daerah dapat digunakan oleh organisasi perangkat daerah yang ditunjuk oleh bupati/wali kota untuk:

        1. pengelolaan taman hutan raya;

        2. pencegahan dan penanggulangan kebakaran hutan; dan/atau

        3. penanaman pohon pada daerah aliran sungai kritis, penanaman bambu pada kanan kiri sungai, dan pengadaan bangunan konservasi tanah dan air.

(11) Dalam hal realisasi penerimaan negara yang dibagihasilkan melebihi pagu penerimaan yang dianggarkan dalam tahun 2019, Pemerintah menyalurkan DBH berdasarkan realisasi penerimaan tersebut sesuai dengan kondisi keuangan negara.

(12) DAU . . .



(12) DAU sebagaimana dimaksud pada ayat (1) huruf b, dialokasikan sebesar 28,05% (dua puluh delapan koma nol lima persen) dari Pendapatan Dalam Negeri neto atau direncanakan sebesar Rp417.873.582.692.000,00 (empat ratus tujuh belas triliun delapan ratus tujuh puluh tiga miliar lima ratus delapan puluh dua juta enam ratus sembilan puluh dua ribu rupiah), yang terdiri atas:

a. DAU yang dialokasikan berdasarkan formula sebesar Rp414.873.582.692.000,00 (empat ratus empat belas triliun delapan ratus tujuh puluh tiga miliar lima ratus delapan puluh dua juta enam ratus sembilan puluh dua ribu rupiah); dan

b. DAU tambahan sebesar Rp3.000.000.000.000,00 (tiga triliun rupiah).

(13) Pendapatan Dalam Negeri neto sebagaimana dimaksud pada ayat (12) dihitung berdasarkan penjumlahan antara Penerimaan Perpajakan dan PNBP, dikurangi dengan pendapatan negara yang di-*earmark* dan Transfer Ke Daerah dan Dana Desa selain DAU.

(14) Proporsi DAU antara provinsi dan kabupaten/kota ditetapkan dengan imbangan 14,1% (empat belas koma satu persen) dan 85,9% (delapan puluh lima koma sembilan persen).

(15) Dalam rangka memperbaiki pemerataan kemampuan fiskal atau keuangan antar daerah, dilakukan penyesuaian alokasi DAU per daerah untuk provinsi dan kabupaten/kota sebagai berikut:

a. penyesuaian ke atas untuk provinsi dan kabupaten/kota agar semua daerah mendapatkan kenaikan minimal alokasi DAU sebesar kenaikan gaji pokok; dan

b. penyesuaian ke bawah untuk provinsi dan kabupaten/kota yang mengalami kenaikan alokasi DAU melebihi kenaikan minimal alokasi DAU sebesar kenaikan gaji pokok sehingga alokasi antardaerah lebih merata dan kisaran kenaikan alokasi antardaerah tidak terlalu jauh.

(16) DAU . . .



(16) DAU sebagaimana dimaksud pada ayat (12) huruf a telah memperhitungkan kenaikan gaji, formasi CPNSD, gaji ke-13 (ketiga belas) dan tunjangan hari raya.

(17) DAU tambahan sebagaimana dimaksud pada ayat (12) huruf b merupakan dukungan pendanaan bagi kelurahan di kabupaten/kota untuk kegiatan pembangunan sarana dan prasarana kelurahan dan kegiatan pemberdayaan masyarakat kelurahan.

(18) Kegiatan sebagaimana dimaksud pada ayat (17) diatur dengan Peraturan Menteri Dalam Negeri.

(19) Alokasi Dana Transfer Umum sebagaimana dimaksud pada ayat (1) digunakan sesuai dengan kebutuhan dan prioritas daerah.

(20) Dana Transfer Umum diarahkan penggunaannya, yaitu paling sedikit 25% (dua puluh lima persen) untuk belanja infrastruktur daerah yang langsung terkait dengan percepatan pembangunan fasilitas pelayanan publik dan ekonomi dalam rangka meningkatkan kesempatan kerja, mengurangi kemiskinan, dan mengurangi kesenjangan penyediaan layanan publik antardaerah.

(21) Pedoman teknis atas penggunaan DBH Kehutanan dari Dana Reboisasi sebagaimana dimaksud pada ayat (8) dan penggunaan sisa DBH Kehutanan dari Dana Reboisasi sebagaimana dimaksud pada ayat (10) huruf c diatur lebih lanjut dengan Peraturan Menteri Keuangan setelah berkoordinasi dengan Kementerian Lingkungan Hidup dan Kehutanan.

(22) Ketentuan lebih lanjut mengenai penggunaan DBH Cukai Hasil Tembakau sebagaimana dimaksud pada ayat (10) huruf a dan penyaluran DAU tambahan sebagaimana dimaksud pada ayat (12) huruf b diatur dengan Peraturan Menteri Keuangan.

Pasal 12

(1) Dana Transfer Khusus sebagaimana dimaksud dalam Pasal 10 huruf b direncanakan sebesar Rp200.368.843.603.000,00 (dua ratus triliun tiga ratus enam puluh delapan miliar delapan ratus empat puluh tiga juta enam ratus tiga ribu rupiah), yang terdiri atas:

a. DAK . . .



a. DAK Fisik; dan

b. DAK Nonfisik.

(2) Pengalokasian DAK Fisik sebagaimana dimaksud pada ayat (1) huruf a ditetapkan berdasarkan usulan Pemerintah Daerah dengan memperhatikan prioritas nasional, kemampuan keuangan negara, dan tata kelola keuangan negara yang baik.

(3) DAK Fisik sebagaimana dimaksud pada ayat (1) huruf a direncanakan sebesar Rp69.326.700.000.000,00 (enam puluh sembilan triliun tiga ratus dua puluh enam miliar tujuh ratus juta rupiah), yang terdiri atas:

a. Bidang Pendidikan sebesar Rp16.859.000.000.000,00 (enam belas triliun delapan ratus lima puluh sembilan miliar rupiah);

b. Bidang Kesehatan dan Keluarga Berencana sebesar Rp19.875.400.000.000,00 (sembilan belas triliun delapan ratus tujuh puluh lima miliar empat ratus juta rupiah);

c. Bidang Perumahan dan Permukiman sebesar Rp1.126.460.000.000,00 (satu triliun seratus dua puluh enam miliar empat ratus enam puluh juta rupiah);

d. Bidang Industri Kecil dan Menengah sebesar Rp540.000.000.000,00 (lima ratus empat puluh miliar rupiah);

e. Bidang Pertanian sebesar Rp1.900.000.000.000,00 (satu triliun sembilan ratus miliar rupiah);

f. Bidang Kelautan dan Perikanan sebesar Rp905.200.000.000,00 (sembilan ratus lima miliar dua ratus juta rupiah);

g. Bidang Pariwisata sebesar Rp1.003.400.000.000,00 (satu triliun tiga miliar empat ratus juta rupiah);

h. Bidang Jalan sebesar Rp16.243.600.000.000,00 (enam belas triliun dua ratus empat puluh tiga miliar enam ratus juta rupiah);

i. Bidang . . .


i. Bidang Air Minum sebesar Rp2.070.750.000.000,00 (dua triliun tujuh puluh miliar tujuh ratus lima puluh juta rupiah);

j. Bidang Sanitasi sebesar Rp2.000.000.000.000,00 (dua triliun rupiah);

k. Bidang Irigasi sebesar Rp3.000.000.000.000,00 (tiga triliun rupiah);

l. Bidang Pasar sebesar Rp1.772.690.000.000,00 (satu triliun tujuh ratus tujuh puluh dua miliar enam ratus sembilan puluh juta rupiah);

m. Bidang Lingkungan Hidup dan Kehutanan sebesar Rp530.200.000.000,00 (lima ratus tiga puluh miliar dua ratus juta rupiah); dan

n. Bidang Transportasi sebesar Rp1.500.000.000.000,00 (satu triliun lima ratus miliar rupiah).

(4) Dalam rangka menjaga capaian *output* DAK Fisik sebagaimana dimaksud pada ayat (3) Pemerintah Daerah menyampaikan rencana kegiatan anggaran sesuai dengan proposal DAK Fisik yang telah disepakati antara Pemerintah dan Dewan Perwakilan Rakyat.

(5) Ketentuan lebih lanjut mengenai DAK Fisik sebagaimana dimaksud pada ayat (4) diatur dengan Peraturan Presiden.

(6) Peraturan Presiden sebagaimana dimaksud pada ayat (5) ditetapkan paling lambat 31 Desember 2018.

(7) Daerah penerima DAK Fisik tidak diwajibkan menyediakan dana pendamping.

(8) Ketentuan lebih lanjut mengenai tata cara penyaluran DAK Fisik sebagaimana dimaksud pada ayat (3) diatur dengan Peraturan Menteri Keuangan.

(9) DAK Nonfisik sebagaimana dimaksud pada ayat (1) huruf b direncanakan sebesar Rp131.042.143.603.000,00 (seratus tiga puluh satu triliun empat puluh dua miliar seratus empat puluh tiga juta enam ratus tiga ribu rupiah), yang terdiri atas:

a. Dana . . .



a. Dana Bantuan Operasional Sekolah sebesar Rp51.226.860.000.000,00 (lima puluh satu triliun dua ratus dua puluh enam miliar delapan ratus enam puluh juta rupiah);

b. Dana Bantuan Operasional Penyelenggaraan Pendidikan Anak Usia Dini sebesar Rp4.475.500.000.000,00 (empat triliun empat ratus tujuh puluh lima miliar lima ratus juta rupiah);

c. Dana Tunjangan Profesi Guru Pegawai Negeri Sipil Daerah sebesar Rp56.867.226.628.000,00 (lima puluh enam triliun delapan ratus enam puluh tujuh miliar dua ratus dua puluh enam juta enam ratus dua puluh delapan ribu rupiah);

d. Dana Tambahan Penghasilan Guru Pegawai Negeri Sipil Daerah sebesar Rp914.100.000.000,00 (sembilan ratus empat belas miliar seratus juta rupiah);

e. Dana Bantuan Operasional Kesehatan dan bantuan Operasional Keluarga Berencana sebesar Rp12.226.000.000.000,00 (dua belas triliun dua ratus dua puluh enam miliar rupiah);

f. Dana Peningkatan Kapasitas Koperasi, Usaha Kecil dan Menengah, sebesar Rp200.000.000.000,00 (dua ratus miliar rupiah);

g. Tunjangan Khusus Guru Pegawai Negeri Sipil Daerah di Daerah Khusus sebesar Rp2.306.445.422.000,00 (dua triliun tiga ratus enam miliar empat ratus empat puluh lima juta empat ratus dua puluh dua ribu rupiah);

h. Dana Pelayanan Administrasi Kependudukan sebesar Rp907.500.000.000,00 (sembilan ratus tujuh miliar lima ratus juta rupiah);

i. Dana Bantuan Operasional Pendidikan Kesetaraan sebesar Rp1.548.500.000.000,00 (satu triliun lima ratus empat puluh delapan miliar lima ratus juta rupiah);

j. Dana Bantuan Operasional Museum dan Taman Budaya sebesar Rp129.940.000.000,00 (seratus dua puluh sembilan miliar sembilan ratus empat puluh juta rupiah);

k. Dana . . .



k. Dana Pelayanan Kepariwisataan sebesar Rp213.159.300.000,00 (dua ratus tiga belas miliar seratus lima puluh sembilan juta tiga ratus ribu rupiah); dan

l. Dana Bantuan Biaya Layanan Pengolahan Sampah sebesar Rp26.912.253.000,00 (dua puluh enam miliar sembilan ratus dua belas juta dua ratus lima puluh tiga ribu rupiah).

(10) Ketentuan lebih lanjut mengenai Dana Bantuan Operasional Pendidikan Kesetaraan, Dana Bantuan Operasional Museum dan Taman Budaya, Dana Pelayanan Kepariwisataan, dan Dana Bantuan Biaya Layanan Pengolahan Sampah sebagaimana dimaksud pada ayat (9) huruf i, huruf j, huruf k, dan huruf l diatur dengan Peraturan Menteri Keuangan.

Pasal 13

(1) DID sebagaimana dimaksud dalam Pasal 9 ayat (2) huruf b direncanakan sebesar Rp10.000.000.000.000,00 (sepuluh triliun rupiah).

(2) DID dialokasikan berdasarkan kriteria utama dan kategori kinerja.

(3) DID digunakan sesuai kebutuhan dan prioritas daerah.

Pasal 14

(1) Dana Otonomi Khusus dan Dana Keistimewaan Daerah Istimewa Yogyakarta sebagaimana dimaksud dalam Pasal 9 ayat (2) huruf c direncanakan sebesar Rp22.179.943.308.000,00 (dua puluh dua triliun seratus tujuh puluh sembilan miliar sembilan ratus empat puluh tiga juta tiga ratus delapan ribu rupiah), yang terdiri atas:

a. Dana Otonomi Khusus; dan

b. Dana Keistimewaan Daerah Istimewa Yogyakarta.

(2) Dana . . .



(2) Dana Otonomi Khusus sebagaimana dimaksud pada ayat (1) huruf a direncanakan sebesar Rp20.979.943.308.000,00 (dua puluh triliun sembilan ratus tujuh puluh sembilan miliar sembilan ratus empat puluh tiga juta tiga ratus delapan ribu rupiah), yang terdiri atas:

a. Alokasi Dana Otonomi Khusus Provinsi Papua dan Provinsi Papua Barat sebesar Rp8.357.471.654.000,00 (delapan triliun tiga ratus lima puluh tujuh miliar empat ratus tujuh puluh satu juta enam ratus lima puluh empat ribu rupiah) yang dibagi masing-masing untuk Provinsi Papua dan Provinsi Papua Barat dengan rincian sebagai berikut:

   1. Dana Otonomi Khusus Provinsi Papua sebesar Rp5.850.230.158.000,00 (lima triliun delapan ratus lima puluh miliar dua ratus tiga puluh juta seratus lima puluh delapan ribu rupiah); dan

   2. Dana Otonomi Khusus Provinsi Papua Barat sebesar Rp2.507.241.496.000,00 (dua triliun lima ratus tujuh miliar dua ratus empat puluh satu juta empat ratus sembilan puluh enam ribu rupiah).

b. Alokasi Dana Otonomi Khusus Provinsi Aceh sebesar Rp8.357.471.654.000,00 (delapan triliun tiga ratus lima puluh tujuh miliar empat ratus tujuh puluh satu juta enam ratus lima puluh empat ribu rupiah); dan

c. Dana Tambahan Infrastruktur dalam rangka Otonomi Khusus Provinsi Papua dan Provinsi Papua Barat sebesar Rp4.265.000.000.000,00 (empat triliun dua ratus enam puluh lima miliar rupiah), dengan rincian sebagai berikut:

   1. Dana Tambahan Infrastruktur bagi Provinsi Papua sebesar Rp2.824.446.537.000,00 (dua triliun delapan ratus dua puluh empat miliar empat ratus empat puluh enam juta lima ratus tiga puluh tujuh ribu rupiah); dan

   2. Dana Tambahan Infrastruktur bagi Provinsi Papua Barat sebesar Rp1.440.553.463.000,00 (satu triliun empat ratus empat puluh miliar lima ratus lima puluh tiga juta empat ratus enam puluh tiga ribu rupiah).

(3) Dana . . .



(3) Dana Keistimewaan Daerah Istimewa Yogyakarta sebagaimana dimaksud pada ayat (1) huruf b direncanakan sebesar Rp1.200.000.000.000,00 (satu triliun dua ratus miliar rupiah).

Pasal 15

(1) Ketentuan lebih lanjut mengenai rincian anggaran Transfer ke Daerah dan Dana Desa sebagaimana dimaksud dalam Pasal 9, Pasal 10, Pasal 11, Pasal 12, Pasal 13, dan Pasal 14 diatur dalam Peraturan Presiden.

(2) Ketentuan mengenai penyaluran anggaran Transfer ke Daerah dan Dana Desa diatur sebagai berikut:

    a. dapat dilakukan dalam bentuk tunai dan nontunai;

    b. bagi daerah yang memiliki uang kas dan/atau simpanan di bank dalam jumlah tidak wajar, dilakukan konversi penyaluran DBH dan/atau DAU dalam bentuk nontunai;

    c. dilakukan berdasarkan kinerja pelaksanaan; dan

    d. dapat dilakukan penundaan dan/atau pemotongan dalam hal daerah tidak memenuhi paling sedikit anggaran yang diwajibkan dalam peraturan perundang-undangan atau menunggak membayar iuran yang diwajibkan dalam peraturan perundang-undangan.

(3) Ketentuan lebih lanjut mengenai penyaluran anggaran Transfer ke Daerah dan Dana Desa sebagaimana dimaksud pada ayat (2) diatur dengan Peraturan Menteri Keuangan.

Pasal 16

(1) Program Pengelolaan Subsidi dalam Tahun Anggaran 2019 direncanakan sebesar Rp224.320.857.116.000,00 (dua ratus dua puluh empat triliun tiga ratus dua puluh miliar delapan ratus lima puluh tujuh juta seratus enam belas ribu rupiah).

(2) Anggaran . . .


(2) Anggaran untuk Program Pengelolaan Subsidi sebagaimana dimaksud pada ayat (1) digunakan secara tepat sasaran.

(3) Anggaran untuk Program Pengelolaan Subsidi sebagaimana dimaksud pada ayat (1) dapat disesuaikan dengan kebutuhan realisasi pada tahun anggaran berjalan berdasarkan perubahan parameter, realisasi harga minyak mentah Indonesia, nilai tukar rupiah, dan/atau pembayaran kekurangan subsidi tahun-tahun sebelumnya.

(4) Ketentuan lebih lanjut mengenai rincian Program Pengelolaan Subsidi dalam Tahun Anggaran 2019 sebagaimana dimaksud pada ayat (1) diatur dalam Peraturan Presiden.

Pasal 17

(1) Dalam hal realisasi PNBP Migas yang dibagihasilkan melampaui target penerimaan dalam APBN yang diikuti dengan kebijakan peningkatan subsidi BBM dan LPG, Pemerintah dapat memperhitungkan persentase tertentu atas peningkatan belanja subsidi BBM dan LPG terhadap kenaikan PNBP Migas yang dibagihasilkan.

(2) Ketentuan lebih lanjut mengenai tata cara perhitungan persentase tertentu atas peningkatan belanja subsidi BBM dan LPG terhadap kenaikan PNBP Migas yang dibagihasilkan sebagaimana dimaksud pada ayat (1) diatur dengan Peraturan Menteri Keuangan.

Pasal 18

Dalam rangka efisiensi dan efektivitas anggaran kementerian negara/lembaga, Pemerintah memberikan insentif atas kinerja anggaran kementerian negara/lembaga yang diatur lebih lanjut dalam Peraturan Menteri Keuangan.

Pasal 19 . . .


Pasal 19

(1) Perubahan anggaran Belanja Pemerintah Pusat berupa:

a. perubahan anggaran belanja yang bersumber dari PNBP;

b. perubahan anggaran belanja yang bersumber dari pinjaman dan hibah termasuk pinjaman dan hibah yang diterushibahkan;

c. perubahan anggaran belanja yang bersumber dari klaim asuransi BMN;

d. perubahan anggaran belanja dalam rangka tanggap darurat, rehabilitasi, dan rekonstruksi akibat terjadinya bencana alam;

e. pergeseran Bagian Anggaran 999.08 (Bendahara Umum Negara Pengelola Belanja Lainnya) ke Bagian Anggaran kementerian negara/lembaga atau antarsubbagian anggaran dalam Bagian Anggaran 999 (BA BUN);

f. pergeseran anggaran belanja yang dibiayai dari PNBP antarsatuan kerja dalam 1 (satu) program yang sama;

g. perubahan anggaran belanja yang bersumber dari SBSN untuk pembiayaan kegiatan/proyek kementerian negara/lembaga;

h. pergeseran anggaran antarprogram dalam 1 (satu) Bagian Anggaran yang bersumber dari rupiah murni untuk memenuhi kebutuhan belanja operasional;

i. pergeseran anggaran antarprogram dalam 1 (satu) Bagian Anggaran untuk memenuhi kebutuhan *ineligible expenditure* atas kegiatan yang dibiayai dari pinjaman dan/atau hibah luar negeri;

j. pergeseran anggaran antara program lama dan program baru dalam rangka penyelesaian administrasi Daftar Isian Pelaksanaan Anggaran sepanjang telah disetujui oleh Dewan Perwakilan Rakyat; dan/atau

k. pergeseran anggaran dalam rangka penyediaan dana untuk penyelesaian restrukturisasi kementerian negara/lembaga,

ditetapkan oleh Pemerintah.

(2) Perubahan . . .


(2) Perubahan lebih lanjut Pembiayaan Anggaran berupa perubahan pagu Pemberian Pinjaman akibat dari lanjutan, percepatan penarikan Pemberian Pinjaman, dan pengesahan atas Pemberian Pinjaman yang telah *closing date*, ditetapkan oleh Pemerintah.

(3) Perubahan anggaran Belanja Pemerintah Pusat berupa perubahan pagu untuk pengesahan belanja dan penerimaan pembiayaan dan/atau pendapatan hibah yang bersumber dari pinjaman/hibah termasuk pinjaman/hibah yang diterushibahkan yang telah *closing date*, ditetapkan oleh Pemerintah.

(4) Perubahan anggaran Belanja Pemerintah Pusat berupa penambahan pagu karena luncuran Rupiah Murni Pendamping dalam Daftar Isian Pelaksanaan Anggaran Tahun 2018 yang tidak terserap untuk pembayaran uang muka kontrak kegiatan yang dibiayai pinjaman luar negeri, ditetapkan Pemerintah.

(5) Perubahan sebagaimana dimaksud pada ayat (1), ayat (2), ayat (3), dan ayat (4) dilaporkan Pemerintah kepada Dewan Perwakilan Rakyat dalam APBN Perubahan Tahun Anggaran 2019 dan/atau Laporan Keuangan Pemerintah Pusat Tahun 2019.

Pasal 20

(1) Pemerintah dapat memberikan hibah kepada pemerintah/lembaga asing dan menetapkan pemerintah/lembaga asing penerima untuk tujuan kemanusiaan dan tujuan lainnya.

(2) Pemerintah dapat memberikan hibah kepada Pemerintah Daerah dalam rangka rehabilitasi dan rekonstruksi pascabencana.

Pasal 21

(1) Anggaran Pendidikan direncanakan sebesar Rp492.455.088.152.000,00 (empat ratus sembilan puluh dua triliun empat ratus lima puluh lima miliar delapan puluh delapan juta seratus lima puluh dua ribu rupiah).

(2) Persentase . . .



(2) Persentase Anggaran Pendidikan adalah sebesar 20,0% (dua puluh koma nol persen), yang merupakan perbandingan alokasi Anggaran Pendidikan sebagaimana dimaksud pada ayat (1) terhadap total anggaran Belanja Negara sebesar Rp2.461.112.052.481.000,00 (dua kuadriliun empat ratus enam puluh satu triliun seratus dua belas miliar lima puluh dua juta empat ratus delapan puluh satu ribu rupiah).

(3) Alokasi Anggaran Pendidikan sebagaimana dimaksud pada ayat (1) termasuk alokasi untuk:

a. Dana Pengembangan Pendidikan Nasional sebesar Rp20.000.000.000.000,00 (dua puluh triliun rupiah; dan

b. Dana Abadi Penelitian sebesar Rp990.000.000.000,00 (sembilan ratus sembilan puluh miliar rupiah).

(4) Ketentuan lebih lanjut mengenai rincian Anggaran Pendidikan sebagaimana dimaksud pada ayat (1), diatur dalam Peraturan Presiden.

Pasal 22

(1) Jumlah anggaran Pendapatan Negara Tahun Anggaran 2019, sebagaimana dimaksud dalam Pasal 3, lebih kecil dari pada jumlah anggaran Belanja Negara sebagaimana dimaksud dalam Pasal 7 sehingga dalam Tahun Anggaran 2019 terdapat defisit anggaran sebesar Rp296.000.236.667.000,00 (dua ratus sembilan puluh enam triliun dua ratus tiga puluh enam juta enam ratus enam puluh tujuh ribu rupiah) yang akan dibiayai dari Pembiayaan Anggaran.

(2) Pembiayaan Anggaran sebagaimana dimaksud pada ayat (1) termasuk penggunaan pendapatan jasa giro atau bunga yang langsung diperoleh dari pengelolaan Dana Reboisasi pada Rekening Pembangunan Hutan sebesar Rp2.000.000.000.000,00 (dua triliun rupiah) yang dapat digunakan untuk kegiatan reboisasi, rehabilitasi hutan, dan/atau kegiatan pendukungnya oleh Kementerian Lingkungan Hidup dan Kehutanan.

(3) Ketentuan . . .



(3) Ketentuan mengenai alokasi Pembiayaan Anggaran sebagaimana dimaksud pada ayat (1), tercantum dalam Lampiran I yang merupakan bagian tidak terpisahkan dari Undang-Undang ini.

(4) Ketentuan lebih lanjut mengenai rincian alokasi Pembiayaan Anggaran yang tercantum dalam Lampiran I Undang-Undang ini diatur dalam Peraturan Presiden.

Pasal 23

(1) Dalam hal anggaran diperkirakan defisit melampaui target yang ditetapkan dalam APBN, Pemerintah dapat menggunakan dana SAL, penarikan Pinjaman Tunai, dan/atau penerbitan SBN sebagai tambahan pembiayaan.

(2) Kewajiban yang timbul dari penggunaan dana SAL, penarikan Pinjaman Tunai, dan/atau penerbitan SBN sebagai tambahan pembiayaan sebagaimana dimaksud pada ayat (1) dibebankan pada anggaran negara.

(3) Penggunaan dana SAL, Pinjaman Tunai, dan/atau penerbitan SBN sebagai tambahan pembiayaan sebagaimana dimaksud pada ayat (1) dilaporkan Pemerintah dalam Laporan Keuangan Pemerintah Pusat tahun 2019.

(4) Ketentuan lebih lanjut mengenai perkiraan defisit melampaui target serta penggunaan dana SAL, Pinjaman Tunai, dan/atau penerbitan SBN sebagai tambahan pembiayaan sebagaimana dimaksud pada ayat (1) diatur dengan Peraturan Menteri Keuangan.

Pasal 24

(1) Pemerintah dapat menggunakan program kementerian negara/lembaga yang bersumber dari Rupiah Murni dalam alokasi anggaran Belanja Pemerintah Pusat dan/atau BMN untuk digunakan sebagai dasar penerbitan SBSN.

(2) Rincian . . .



(2) Rincian program kementerian negara/lembaga dan/atau BMN yang digunakan sebagai dasar penerbitan SBSN ditetapkan oleh Menteri Keuangan setelah pengesahan Undang-Undang APBN Tahun Anggaran 2019 dan penetapan Peraturan Presiden mengenai Rincian APBN Tahun Anggaran 2019.

(3) Ketentuan lebih lanjut mengenai penggunaan program kementerian negara/lembaga dan/atau BMN sebagai dasar penerbitan SBSN sebagaimana dimaksud pada ayat (1) diatur dengan Peraturan Menteri Keuangan.

Pasal 25

(1) Pemerintah dapat menggunakan sisa dana penerbitan SBSN untuk pembiayaan kegiatan/proyek kementerian negara/lembaga yang tidak terserap pada Tahun Anggaran 2018 untuk membiayai pelaksanaan lanjutan kegiatan/proyek tersebut pada Tahun Anggaran 2019.

(2) Penggunaan sisa dana penerbitan SBSN untuk pembiayaan kegiatan/proyek kementerian negara/lembaga sebagaimana dimaksud pada ayat (1) dilaporkan oleh Pemerintah dalam APBN Perubahan Tahun Anggaran 2019 dan/atau Laporan Keuangan Pemerintah Pusat Tahun 2019.

(3) Ketentuan lebih lanjut mengenai penggunaan sisa dana penerbitan SBSN untuk pembiayaan kegiatan/proyek kementerian negara/lembaga sebagaimana dimaksud pada ayat (1) diatur dengan Peraturan Menteri Keuangan.

Pasal 26

(1) Dalam hal terjadi krisis pasar SBN domestik, Pemerintah dengan persetujuan Dewan Perwakilan Rakyat diberikan kewenangan menggunakan SAL untuk melakukan stabilisasi pasar SBN domestik setelah memperhitungkan kebutuhan anggaran sampai dengan akhir tahun anggaran berjalan dan awal tahun anggaran berikutnya.

(2) Persetujuan . . .



(2) Persetujuan Dewan Perwakilan Rakyat sebagaimana dimaksud pada ayat (1) merupakan keputusan yang tertuang di dalam kesimpulan Rapat Kerja Badan Anggaran Dewan Perwakilan Rakyat dengan Pemerintah, yang diberikan dalam waktu tidak lebih dari 1x24 (satu kali dua puluh empat) jam setelah usulan disampaikan Pemerintah kepada Dewan Perwakilan Rakyat.

(3) Jumlah penggunaan SAL dalam rangka stabilisasi pasar SBN sebagaimana dimaksud pada ayat (1) dilaporkan Pemerintah dalam APBN Perubahan Tahun Anggaran 2019 dan/atau Laporan Keuangan Pemerintah Pusat Tahun 2019.

(4) Ketentuan lebih lanjut mengenai penggunaan SAL dalam rangka stabilisasi pasar SBN domestik sebagaimana dimaksud pada ayat (1) diatur dengan Peraturan Menteri Keuangan.

Pasal 27

(1) Dalam hal perkiraan realisasi penerimaan negara tidak sesuai dengan target dan/atau adanya perkiraan pengeluaran yang belum tersedia anggarannya dan/atau pengeluaran melebihi pagu yang ditetapkan dalam APBN Tahun Anggaran 2019, maka dapat dilakukan:

a. penggunaan dana SAL;

b. penambahan penerbitan SBN;

c. pemanfaatan sementara saldo kas BLU; dan/atau

d. penyesuaian Belanja Negara.

(2) Pemerintah dapat melakukan pembelian kembali SBN untuk kepentingan stabilisasi pasar dan pengelolaan kas dengan tetap memperhatikan jumlah kebutuhan penerbitan SBN neto untuk memenuhi kebutuhan pembiayaan yang ditetapkan.

(3) Dalam hal terdapat instrumen pembiayaan dari utang yang lebih menguntungkan dan/atau ketidaktersediaan salah satu instrumen pembiayaan dari utang, Pemerintah dapat melakukan perubahan komposisi instrumen pembiayaan utang dalam rangka menjaga ketahanan ekonomi dan fiskal.

(4) Dalam . . .



(4) Dalam hal diperlukan realokasi anggaran bunga utang sebagai dampak perubahan komposisi instrumen pembiayaan utang sebagaimana dimaksud pada ayat (3), Pemerintah dapat melakukan realokasi dari pembayaran bunga utang luar negeri ke pembayaran bunga utang dalam negeri atau sebaliknya.

(5) Untuk menurunkan biaya penerbitan SBN dan/atau memastikan ketersediaan pembiayaan melalui utang, Pemerintah dapat menerima jaminan penerbitan utang dari lembaga yang dapat menjalankan fungsi penjaminan, dan/atau menerima fasilitas dalam bentuk dukungan pembiayaan.

(6) Pelaksanaan ketentuan sebagaimana dimaksud pada ayat (1) sampai dengan ayat (5) ditetapkan oleh Pemerintah dan dilaporkan dalam APBN Perubahan Tahun Anggaran 2019 dan/atau Laporan Keuangan Pemerintah Pusat Tahun 2019.

Pasal 28

(1) Dalam rangka memenuhi pembiayaan APBN Tahun Anggaran 2019, Pemerintah dapat melakukan penerbitan SBN pada triwulan keempat tahun 2018.

(2) Penerbitan SBN sebagaimana dimaksud pada ayat (1) dilaporkan oleh Pemerintah dalam APBN Perubahan Tahun Anggaran 2019 dan/atau Laporan Keuangan Pemerintah Pusat Tahun 2019.

Pasal 29

(1) Dalam rangka pembayaran gaji dan DAU bulan Januari 2019 yang dananya harus disediakan pada akhir Tahun Anggaran 2018, Pemerintah dapat melakukan pinjaman SAL dan/atau menggunakan dana dari hasil penerbitan SBN sebagaimana dimaksud dalam Pasal 28 ayat (1) pada akhir tahun 2018.

(2) Ketentuan lebih lanjut mengenai penggunaan pinjaman SAL sebagaimana dimaksud pada ayat (1) sesuai dengan Peraturan Menteri Keuangan mengenai pengelolaan SAL.

Pasal 30. . .



Pasal 30

(1) Dalam rangka mempercepat pelaksanaan kegiatan yang dibiayai dengan Pinjaman Luar Negeri, penarikan rupiah murni pendamping untuk pembayaran uang muka kontrak kegiatan yang dibiayai Pinjaman Luar Negeri dalam DIPA Tahun Anggaran 2019, dapat dilanjutkan sampai dengan tanggal 31 Maret 2020.

(2) Pengajuan usulan lanjutan penarikan rupiah murni pendamping untuk pembayaran uang muka kontrak sebagaimana dimaksud pada ayat (1) disampaikan kepada Menteri Keuangan dalam bentuk revisi anggaran paling lambat tanggal 31 Januari 2020.

(3) Ketentuan lebih lanjut mengenai pelaksanaan revisi anggaran sebagaimana dimaksud pada ayat (2), diatur dengan Peraturan Menteri Keuangan.

Pasal 31

(1) Investasi pada organisasi/lembaga keuangan internasional/badan usaha internasional yang akan dilakukan dan/atau telah tercatat pada Laporan Keuangan Pemerintah Pusat sebagai investasi permanen, ditetapkan untuk dijadikan investasi pada organisasi/lembaga keuangan internasional/badan usaha internasional tersebut.

(2) Pemerintah dapat melakukan pembayaran investasi pada organisasi/lembaga keuangan internasional/badan usaha internasional melebihi pagu yang ditetapkan dalam Tahun Anggaran 2019 yang diakibatkan oleh selisih kurs, yang selanjutnya dilaporkan dalam APBN Perubahan Tahun Anggaran 2019 dan/atau Laporan Keuangan Pemerintah Pusat Tahun 2019.

(3) Pelaksanaan investasi pada organisasi/lembaga keuangan internasional/badan usaha internasional sebagaimana dimaksud pada ayat (1) ditetapkan dengan Peraturan Menteri Keuangan.

Pasal 32 . . .



Pasal 32

Dalam rangka efisiensi dan efektivitas pelaksanaan kerja sama pembangunan internasional, dana kerja sama pembangunan internasional ditetapkan sebesar Rp2.000.000.000.000,00 (dua triliun rupiah) yang dilaksanakan sesuai dengan ketentuan perundang-undangan.

Pasal 33

(1) Dalam rangka meningkatkan kapasitas usaha terutama di bidang penelitian, pengembangan, dan penyediaan benih perkebunan, Pemerintah melakukan PMN kepada PT Perkebunan Nusantara III (Persero) yang berasal dari BMN Kementerian Pertanian yang dimanfaatkan oleh PT Riset Perkebunan Nusantara.

(2) Dalam rangka menunjang pengembangan industri petrokimia nasional, Pemerintah melakukan penambahan PMN kepada PT Tuban Petrochemical Industries yang berasal dari konversi piutang Pemerintah, dengan menggunakan nilai hasil penilaian dari penilai independen dan direviu oleh Badan Pengawasan Keuangan dan Pembangunan.

(3) Penambahan PMN sebagaimana dimaksud pada ayat (1) dan ayat (2) ditetapkan dengan Peraturan Pemerintah.

Pasal 34

(1) BMN yang dari awal pengadaannya direncanakan untuk disertakan menjadi tambahan modal BUMN/Perseroan Terbatas yang di dalamnya terdapat saham milik negara, ditetapkan menjadi PMN pada BUMN/Perseroan Terbatas yang di dalamnya terdapat saham milik negara tersebut, dengan menggunakan nilai realisasi anggaran yang telah direviu oleh Badan Pengawasan Keuangan dan Pembangunan.

(2) BMN . . .


(2) BMN dengan perolehan sampai dengan 31 Desember 2018 yang telah:

    a. dipergunakan dan/atau dioperasikan oleh BUMN/Perseroan Terbatas yang di dalamnya terdapat saham milik negara; dan

    b. tercatat pada laporan posisi BUMN/Perseroan Terbatas yang di dalamnya terdapat saham milik negara sebagai BPYBDS atau akun yang sejenis,

ditetapkan untuk dijadikan PMN pada BUMN/Perseroan Terbatas yang di dalamnya terdapat saham milik negara tersebut, dengan menggunakan nilai realisasi anggaran yang telah direviu oleh Badan Pengawasan Keuangan dan Pembangunan.

(3) Pelaksanaan PMN pada Badan Usaha Milik Negara/Perseroan Terbatas yang didalamnya terdapat saham milik negara sebagaimana dimaksud pada ayat (1) dan ayat (2) ditetapkan dengan Peraturan Pemerintah.

Pasal 35

(1) Menteri Keuangan diberikan kewenangan untuk mengelola anggaran Kewajiban Penjaminan Pemerintah untuk:

    a. penugasan Percepatan Pembangunan Infrastruktur Nasional; dan/atau

    b. penugasan penyediaan pembiayaan infrastruktur daerah kepada Badan Usaha Milik Negara.

(2) Penugasan Percepatan Pembangunan Infrastruktur Nasional sebagaimana dimaksud pada ayat (1) huruf a terdiri atas:

    a. pemberian jaminan Pemerintah dalam rangka percepatan pembangunan pembangkit tenaga listrik yang menggunakan batu bara;

b. pemberian . . .



   b. pemberian jaminan dan subsidi bunga oleh Pemerintah Pusat dalam rangka percepatan penyediaan air minum;

   c. pelaksanaan penjaminan infrastruktur dalam proyek kerja sama Pemerintah dengan badan usaha;

   d. pemberian dan pelaksanaan jaminan Pemerintah atas pembiayaan infrastruktur melalui pinjaman langsung dari lembaga keuangan internasional kepada Badan Usaha Milik Negara;

   e. pemberian jaminan Pemerintah untuk percepatan proyek pembangunan jalan tol di Sumatera;

   f. pemberian jaminan Pemerintah untuk percepatan penyelenggaraan kereta api ringan/*light rail transit* terintegrasi di wilayah Jakarta, Bogor, Depok, dan Bekasi;

   g. pemberian jaminan Pemerintah Pusat untuk percepatan pelaksanaan proyek strategis nasional; dan/atau

   h. pemberian jaminan Pemerintah untuk percepatan pembangunan infrastruktur ketenagalistrikan.

(3) Anggaran Kewajiban Penjaminan Pemerintah sebagaimana dimaksud pada ayat (1) diakumulasikan ke dalam rekening Dana Cadangan Penjaminan Pemerintah dan rekening Dana Jaminan Penugasan Pembiayaan Infrastruktur Daerah yang dibuka di Bank Indonesia.

(4) Dana yang telah diakumulasikan dalam rekening sebagaimana dimaksud pada ayat (3) digunakan untuk pembayaran kewajiban penjaminan Pemerintah sebagaimana dimaksud pada ayat (1) pada tahun anggaran berjalan dan/atau tahun anggaran berikutnya.

(5) Dana dalam rekening Dana Cadangan Penjaminan Pemerintah sebagaimana dimaksud pada ayat (3) digunakan untuk pembayaran kewajiban penjaminan Pemerintah antarprogram pemberian penjaminan sebagaimana dimaksud pada ayat (2).

(6) Dana . . .


(6) Dana dalam rekening Dana Jaminan Penugasan Pembiayaan Infrastruktur Daerah sebagaimana dimaksud pada ayat (3) digunakan untuk pembayaran atas penugasan penjaminan sebagaimana dimaksud pada ayat (1) huruf b.

(7) Ketentuan lebih lanjut mengenai pelaksanaan anggaran Kewajiban Penjaminan dan penggunaan Dana Cadangan Penjaminan Pemerintah atau Dana Jaminan Penugasan Pembiayaan Infrastruktur Daerah sebagaimana dimaksud pada ayat (3), ayat (4), ayat (5), dan ayat (6) diatur dengan Peraturan Menteri Keuangan.

Pasal 36

(1) Pemerintah dapat melakukan pembayaran bunga utang dan pengeluaran cicilan pokok utang melebihi pagu yang ditetapkan dalam Tahun Anggaran 2019, yang selanjutnya dilaporkan Pemerintah dalam APBN Perubahan Tahun Anggaran 2019 dan/atau Laporan Keuangan Pemerintah Pusat Tahun 2019.

(2) Pemerintah dapat melakukan transaksi Lindung Nilai dalam rangka mengendalikan risiko fluktuasi beban pembayaran kewajiban utang, dan/atau melindungi posisi nilai utang, dari risiko yang timbul maupun yang diperkirakan akan timbul akibat adanya volatilitas faktor-faktor pasar keuangan.

(3) Pemenuhan kewajiban yang timbul dari transaksi Lindung Nilai sebagaimana dimaksud pada ayat (2) dibebankan pada anggaran pembayaran bunga utang dan/atau pengeluaran cicilan pokok utang.

(4) Kewajiban yang timbul sebagaimana dimaksud pada ayat (3) bukan merupakan kerugian keuangan negara.

(5) Ketentuan lebih lanjut mengenai pelaksanaan transaksi Lindung Nilai sebagaimana dimaksud pada ayat (2) diatur dengan Peraturan Menteri Keuangan.

Pasal 37 . . .



Pasal 37

(1) Menteri Keuangan diberikan wewenang untuk menyelesaikan piutang instansi Pemerintah yang diurus/dikelola oleh Panitia Urusan Piutang Negara/Direktorat Jenderal Kekayaan Negara, khususnya piutang terhadap Usaha Mikro, Kecil, dan Menengah, dan piutang berupa Kredit Pemilikan Rumah Sederhana/Rumah Sangat Sederhana, meliputi dan tidak terbatas pada restrukturisasi dan pemberian keringanan utang pokok sampai dengan 100% (seratus persen).

(2) Ketentuan lebih lanjut mengenai tata cara penyelesaian piutang instansi Pemerintah sebagaimana dimaksud pada ayat (1) diatur dengan Peraturan Menteri Keuangan.

Pasal 38

Pemerintah menyusun laporan pelaksanaan APBN Semester Pertama Tahun Anggaran 2019 dan pertanggungjawaban atas pelaksanaan APBN Tahun Anggaran 2019 sesuai dengan peraturan perundang-undangan.

Pasal 39

(1) Penyesuaian APBN Tahun Anggaran 2019 dengan perkembangan dan/atau perubahan keadaan dibahas bersama Dewan Perwakilan Rakyat dengan Pemerintah dalam rangka penyusunan perkiraan perubahan atas APBN Tahun Anggaran 2019, apabila terjadi:

a. perkembangan indikator ekonomi makro yang tidak sesuai dengan asumsi yang digunakan sebagai acuan dalam APBN Tahun Anggaran 2019;

b. perubahan pokok-pokok kebijakan fiskal;

c. keadaan . . .


c. keadaan yang menyebabkan harus dilakukan pergeseran anggaran antarunit organisasi dan/atau antarprogram; dan/atau

d. keadaan yang menyebabkan SAL tahun sebelumnya harus digunakan untuk pembiayaan anggaran tahun berjalan.

(2) SAL sebagaimana dimaksud pada ayat (1) huruf d merupakan SAL yang ada di rekening Bank Indonesia yang penggunaannya ditetapkan oleh Menteri Keuangan sesuai dengan ketentuan yang berlaku dan dilaporkan dalam pertanggungjawaban pelaksanaan APBN.

(3) Dalam hal dilakukan penyesuaian APBN Tahun Anggaran 2019 sebagaimana dimaksud pada ayat (1), Pemerintah mengajukan Rancangan Undang-Undang mengenai Perubahan atas Undang-Undang APBN Tahun Anggaran 2019 untuk mendapatkan persetujuan Dewan Perwakilan Rakyat sebelum Tahun Anggaran 2019 berakhir.

Pasal 40

(1) Dalam keadaan darurat, apabila terjadi hal-hal sebagai berikut:

a. proyeksi pertumbuhan ekonomi di bawah asumsi dan deviasi asumsi dasar ekonomi makro lainnya;

b. proyeksi penurunan pendapatan negara dan/atau meningkatnya belanja negara secara signifikan; dan/atau

c. kenaikan biaya utang, khususnya imbal hasil SBN secara signifikan,

Pemerintah dengan persetujuan Dewan Perwakilan Rakyat dapat melakukan langkah-langkah:

1. pengeluaran yang belum tersedia anggarannya dan/atau pengeluaran melebihi pagu yang ditetapkan dalam APBN Tahun Anggaran 2019;

2. pergeseran . . .


2. pergeseran anggaran belanja antarprogram dalam satu bagian anggaran dan/atau antarbagian anggaran dengan mempertimbangkan sasaran program prioritas nasional yang tetap harus tercapai;

3. pengurangan pagu Belanja Negara dalam rangka peningkatan efisiensi, dengan tetap menjaga sasaran program prioritas yang tetap harus tercapai;

4. penggunaan SAL untuk menutup kekurangan pembiayaan APBN, dengan terlebih dahulu memperhitungkan ketersediaan SAL untuk kebutuhan anggaran sampai dengan akhir tahun anggaran berjalan dan awal tahun anggaran berikutnya; dan/atau

5. penambahan utang yang berasal dari penarikan pinjaman dan/atau penerbitan SBN.

(2) Persetujuan Dewan Perwakilan Rakyat sebagaimana dimaksud pada ayat (1) adalah keputusan yang tertuang di dalam kesimpulan Rapat Kerja Badan Anggaran Dewan Perwakilan Rakyat dengan Pemerintah, yang diberikan dalam waktu tidak lebih dari 1x24 (satu kali dua puluh empat) jam setelah usulan disampaikan Pemerintah kepada Dewan Perwakilan Rakyat.

(3) Dalam hal persetujuan Dewan Perwakilan Rakyat sebagaimana dimaksud pada ayat (1) karena suatu dan lain hal belum dapat ditetapkan, Pemerintah dapat mengambil langkah-langkah sebagaimana dimaksud pada ayat (1).

(4) Pemerintah menyampaikan pelaksanaan langkah-langkah kebijakan sebagaimana dimaksud pada ayat (1) dalam APBN Perubahan Tahun Anggaran 2019 dan/atau Laporan Keuangan Pemerintah Pusat Tahun 2019.

Pasal 41

(1) Dalam hal Lembaga Penjamin Simpanan mengalami kesulitan likuiditas, Pemerintah dapat memberikan pinjaman kepada Lembaga Penjamin Simpanan.

(2) Sumber . . .


(2) Sumber dana untuk pemberian pinjaman sebagaimana dimaksud pada ayat (1) sebagai berikut:

    a. penggunaan SAL untuk menutup kekurangan pembiayaan APBN, dengan terlebih dahulu memperhitungkan ketersediaan SAL untuk kebutuhan anggaran sampai dengan akhir tahun anggaran berjalan dan awal tahun anggaran berikutnya; dan/atau

    b. penambahan utang yang berasal dari penarikan pinjaman dan/atau penerbitan SBN.

(3) Pemberian pinjaman kepada Lembaga Penjamin Simpanan sebagaimana dimaksud pada ayat (1) dan penggunaan sumber dana untuk pemberian pinjaman sebagaimana dimaksud pada ayat (2) dilaksanakan setelah mendapatkan persetujuan Dewan Perwakilan Rakyat.

(4) Persetujuan Dewan Perwakilan Rakyat sebagaimana dimaksud pada ayat (3) adalah keputusan yang tertuang di dalam kesimpulan Rapat Kerja Badan Anggaran Dewan Perwakilan Rakyat dengan Pemerintah, yang diberikan dalam waktu tidak lebih dari 1x24 (satu kali dua puluh empat) jam setelah usulan disampaikan Pemerintah kepada Dewan Perwakilan Rakyat.

(5) Dalam hal persetujuan Dewan Perwakilan Rakyat sebagaimana dimaksud pada ayat (3) karena suatu dan lain hal belum dapat ditetapkan, Pemerintah dapat memberikan pinjaman kepada Lembaga Penjamin Simpanan sebagaimana dimaksud pada ayat (1) dan penggunaan sumber dana untuk pemberian pinjaman sebagaimana dimaksud pada ayat (2).

(6) Dalam hal terjadi pemberian pinjaman sebagaimana dimaksud pada ayat (1), Pemerintah melaporkan dalam Anggaran Pendapatan dan Belanja Negara Perubahan tahun berjalan dan/atau dalam Laporan Keuangan Pemerintah Pusat tahun berkenaan.

(7) Sumber . . .



PRESIDEN
REPUBLIK INDONESIA
- 45 -

(7) Sumber dana untuk pemberian pinjaman sebagaimana dimaksud pada ayat (2) dilaporkan dalam Anggaran Pendapatan dan Belanja Negara Perubahan tahun berjalan dan/atau dilaporkan dalam Laporan Keuangan Pemerintah Pusat tahun berkenaan.

Pasal 42

Postur APBN Tahun Anggaran 2019 yang memuat rincian besaran Pendapatan Negara, Belanja Negara, surplus/defisit anggaran, dan Pembiayaan Anggaran tercantum dalam Lampiran II yang merupakan bagian tidak terpisahkan dari Undang-Undang ini.

Pasal 43

Peraturan Presiden mengenai Rincian APBN Tahun Anggaran 2019 yang merupakan pelaksanaan dari Undang-Undang ini ditetapkan paling lambat tanggal 30 November 2018.

Pasal 44

(1) Dalam rangka penanggulangan bencana alam, Pemerintah melalui Kementerian Keuangan dapat membentuk dana penanggulangan bencana alam untuk kegiatan tanggap darurat, rehabilitasi dan/atau rekonstruksi akibat terjadinya bencana alam.

(2) Sumber dana penanggulangan bencana alam sebagaimana dimaksud pada ayat (1) dapat bersumber dari:

　　a. rupiah murni;

　　b. pinjaman dan hibah luar negeri;

　　c. APBD; dan/atau

　　d. penerimaan lain yang sah.

(3) Dana penanggulangan bencana alam sebagaimana dimaksud pada ayat (1) dikelola secara khusus.

(4) Dalam . . .



(4) Dalam hal anggaran belanja dalam rangka tanggap darurat, rehabilitasi, dan rekonstruksi akibat terjadinya bencana alam tidak terserap pada Tahun Anggaran 2019, sisa dana tersebut dapat diakumulasikan ke dalam dana penanggulangan bencana alam sebagaimana dimaksud pada ayat (3).

(5) Ketentuan lebih lanjut mengenai dana penanggulangan bencana alam diatur dengan Peraturan Menteri Keuangan.

Pasal 45

Pemerintah dalam melaksanakan APBN Tahun Anggaran 2019 mengupayakan pemenuhan sasaran pertumbuhan ekonomi yang berkualitas, yang tercermin dalam:

a. penurunan kemiskinan menjadi sebesar 8,5% - 9,5% (delapan koma lima persen sampai dengan sembilan koma lima persen);
b. tingkat pengangguran terbuka menjadi sebesar 4,8% - 5,2% (empat koma delapan persen sampai dengan lima koma dua persen);
c. penurunan Gini Ratio menjadi sebesar 0,380 – 0,385 (nol koma tiga delapan nol sampai dengan nol koma tiga delapan lima); dan
d. peningkatan Indeks Pembangunan Manusia mencapai 71,98 (tujuh puluh satu koma sembilan delapan).

Pasal 46

Ketentuan sebagaimana dimaksud dalam Pasal 28 dan Pasal 29 mulai berlaku pada tanggal Undang-Undang ini diundangkan.

Pasal 47

Undang-Undang ini mulai berlaku pada tanggal 1 Januari 2019.

Agar . . .



Agar setiap orang mengetahuinya, memerintahkan pengundangan Undang-Undang ini dengan penempatannya dalam Lembaran Negara Republik Indonesia.

Disahkan di Jakarta
pada tanggal 22 November 2018
PRESIDEN REPUBLIK INDONESIA,

ttd.

JOKO WIDODO

Diundangkan di Jakarta
pada tanggal 23 November 2018
MENTERI HUKUM DAN HAK ASASI MANUSIA
REPUBLIK INDONESIA,

ttd.

YASONNA H. LAOLY

LEMBARAN NEGARA REPUBLIK INDONESIA TAHUN 2018 NOMOR 223

Salinan sesuai dengan aslinya
KEMENTERIAN SEKRETARIAT NEGARA
REPUBLIK INDONESIA
Asisten Deputi Bidang Perekonomian,
Deputi Bidang Hukum dan
Perundang-undangan,



KEMENTERIAN SEKRETARIAT NEGARA ★ REPUBLIK INDONESIA

[illegible]u Sihwati Lestari



PRESIDEN
REPUBLIK INDONESIA

PENJELASAN

ATAS

UNDANG-UNDANG REPUBLIK INDONESIA

NOMOR 12 TAHUN 2018

TENTANG

ANGGARAN PENDAPATAN DAN BELANJA NEGARA

TAHUN ANGGARAN 2019

I. UMUM

APBN Tahun Anggaran 2019 disusun dengan berpedoman pada Rencana Kerja Pemerintah Tahun 2019, serta Kerangka Ekonomi Makro dan Pokok-pokok Kebijakan Fiskal Tahun 2019 sebagaimana telah dibahas dan disepakati bersama, baik dalam Pembicaraan Pendahuluan maupun Pembicaraan Tingkat I Pembahasan APBN Tahun Anggaran 2019 antara Pemerintah dan Dewan Perwakilan Rakyat Republik Indonesia. APBN Tahun Anggaran 2019 juga mempertimbangkan kondisi ekonomi, sosial, dan perkembangan internasional dan domestik terkini, kinerja APBN tahun 2017, serta berbagai langkah antisipatif yang telah ditempuh di tahun 2018, maupun rencana kebijakan yang akan dilaksanakan di tahun 2019.

Pertumbuhan ekonomi Indonesia dalam tahun 2019 diperkirakan mencapai sekitar 5,3% (lima koma tiga persen). Penetapan target ini memperhatikan perkembangan terkini beberapa faktor eksternal dan internal. Dari sisi eksternal, beberapa risiko yang akan dihadapi antara lain imbas kebijakan moneter Amerika Serikat, kebijakan proteksi dagang dan peningkatan harga komoditas internasional. Dari sisi internal, pertumbuhan ekonomi diharapkan akan ditopang oleh meningkatnya konsumsi masyarakat, peningkatan kinerja investasi sektor swasta dan Pemerintah serta perbaikan kinerja ekspor. Berbagai bauran kebijakan yang telah dan akan dilakukan diharapkan akan mendorong pertumbuhan ekonomi, sekaligus menjaga stabilitas ekonomi makro dalam jangka pendek, menengah maupun panjang.

Upaya . . .



Upaya menjaga stabilitas ekonomi makro akan ditempuh dengan memperluas berbagai kebijakan di sisi fiskal, moneter, sektor keuangan, serta sektor riil. Dengan stabilitas ekonomi makro yang terjaga, i) rata-rata nilai tukar rupiah pada tahun 2019 akan stabil pada kisaran Rp15.000,00 (lima belas ribu rupiah) per satu dolar Amerika Serikat; ii) laju inflasi diperkirakan dapat dikendalikan pada tingkat 3,5% (tiga koma lima persen); dan iii) rata-rata suku bunga Surat Perbendaharaan Negara 3 (tiga) bulan 5,3% (lima koma tiga persen). Mengantisipasi ketidakpastian perekonomian global, Pemerintah bersama Bank Indonesia dan Otoritas Jasa Keuangan akan terus melakukan mitigasi terhadap berbagai potensi risiko yang akan berdampak terhadap stabilitas perekonomian secara menyeluruh.

Sejalan dengan tren kenaikan harga komoditas dunia, rata-rata harga minyak mentah Indonesia (*Indonesia Crude Price*-ICP) di pasar internasional dalam tahun 2019 diperkirakan akan berada pada kisaran USD70 (tujuh puluh dolar Amerika Serikat) per barel. Sementara itu, *lifting* minyak mentah diperkirakan mencapai 775.000 (tujuh ratus tujuh puluh lima ribu) barel per hari, sedangkan *lifting* gas diperkirakan mencapai 1.250.000 (satu juta dua ratus lima puluh ribu) barel setara minyak per hari.

Strategi pelaksanaan pembangunan Indonesia didasarkan pada Rencana Pembangunan Jangka Panjang Nasional 2005–2025. Pelaksanaan strategi Rencana Pembangunan Jangka Panjang Nasional dibagi ke dalam empat tahap Rencana Pembangunan Jangka Menengah Nasional yang tiap-tiap tahap memuat rencana dan strategi pembangunan untuk lima tahun yang akan dilaksanakan oleh Pemerintah.

Tahun 2019 merupakan tahun kelima dalam agenda Rencana Pembangunan Jangka Menengah Nasional tahap ke-3. Berdasarkan pelaksanaan, pencapaian, dan sebagai kelanjutan dari Rencana Pembangunan Jangka Menengah Nasional tahap ke-1 (2005–2009) dan Rencana Pembangunan Jangka Menengah Nasional ke-2 (2010–2014), Rencana Pembangunan Jangka Menengah Nasional ke-3 (2015–2019) yang ditujukan untuk lebih memantapkan pembangunan secara menyeluruh dengan menekankan pembangunan keunggulan kompetitif perekonomian yang berbasis sumber daya alam yang tersedia, sumber daya manusia yang berkualitas serta kemampuan ilmu pengetahuan dan teknologi serta inovasi. Upaya pencapaian tujuan-tujuan tersebut akan diimplementasikan melalui pencapaian sasaran pembangunan di tiap tahun dengan fokus yang berbeda, sesuai dengan tantangan dan kondisi yang ada. Fokus kegiatan tersebut diterjemahkan dalam Rencana Kerja Pemerintah di tiap-tiap tahun.

Sembilan . . .



Sembilan agenda (Nawa Cita) merupakan rangkuman program-program yang tertuang dalam visi-misi Presiden/Wakil Presiden yang dijabarkan dalam strategi pembangunan yang digariskan dalam Rencana Pembangunan Jangka Menengah Nasional 2015-2019 yang terdiri atas empat bagian utama, yaitu:

a. Norma Pembangunan;

b. Tiga Dimensi Pembangunan;

c. Kondisi Perlu, agar pembangunan dapat berlangsung; dan

d. Program-Program *Quick Wins*.

Tiga dimensi pembangunan dan Kondisi Perlu dari strategi pembangunan memuat sektor-sektor yang menjadi prioritas dalam pelaksanaan Rencana Pembangunan Jangka Menengah Nasional 2015-2019 yang selanjutnya dijabarkan dalam Rencana Kerja Pemerintah tahun 2019 berikut ini.

Pertama, Dimensi Pembangunan Manusia merupakan penjabaran agenda pembangunan nasional yang tercantum dalam Nawa Cita, meliputi antara lain peningkatan kualitas hidup manusia Indonesia, melakukan revolusi karakter bangsa, memperteguh kebhinekaan, dan memperkuat restorasi sosial Indonesia. Prioritasnya adalah sektor pendidikan dengan melaksanakan Program Indonesia Pintar, sektor kesehatan dengan melaksanakan Program Indonesia Sehat, perumahan rakyat, melaksanakan revolusi karakter bangsa, memperteguh kebhinekaan dan memperkuat restorasi sosial Indonesia, dan melaksanakan revolusi mental.

Kedua, program-program pembangunan dalam Dimensi Pembangunan Sektor Unggulan merupakan penjabaran dari Nawa Cita yang menghadirkan kembali negara untuk melindungi segenap bangsa dan memberikan rasa aman kepada seluruh warga negara meningkatkan produktivitas rakyat dan daya saing di pasar internasional, dan mewujudkan kemandirian ekonomi dengan menggerakkan sektor-sektor strategis ekonomi domestik. Prioritas pembangunan sektor unggulan meliputi kedaulatan pangan, kedaulatan energi dan ketenagalistrikan, kemaritiman, pariwisata, industri, serta ilmu pengetahuan dan teknologi.

Ketiga, seluruh penduduk telah memperoleh manfaat dari pertumbuhan pendapatan nasional yang dicerminkan oleh meningkatnya konsumsi per kapita penduduk. Oleh karena itu, melalui Dimensi Pembangunan Pemerataan dan Kewilayahan, untuk peningkatan kualitas hidup diupayakan melalui prioritas pada pemerataan antarkelompok pendapatan, dan pengurangan kesenjangan pembangunan antarwilayah. Program-program dalam dimensi ini merupakan penjabaran Nawa Cita membangun Indonesia dari pinggiran dengan memperkuat daerah-daerah dan desa dalam kerangka negara kesatuan, meningkatkan kualitas hidup manusia Indonesia, dan meningkatkan produktivitas rakyat dan daya saing di pasar internasional.

Untuk . . .



Untuk mendukung pelaksanaan tiga dimensi pembangunan tersebut, perlu ada suatu Kondisi Perlu. Program-program pembangunan untuk menciptakan Kondisi Perlu merupakan penjabaran Nawa Cita menghadirkan kembali negara untuk melindungi segenap bangsa dan memberikan rasa aman kepada seluruh warga negara, mengembangkan tata kelola pemerintahan yang bersih, efektif demokratis, dan terpercaya, serta memperkuat kehadiran negara dalam melakukan reformasi sistem dan penegakan hukum yang bebas korupsi, bermartabat, dan terpercaya. Kondisi Perlu meliputi program peningkatan kepastian dan penegakan hukum, keamanan dan ketertiban, politik dan demokrasi, serta tata kelola dan reformasi birokrasi.

Selain itu, untuk mendukung kebijakan yang termasuk dalam dimensi pembangunan, strategi pelaksanaan pembangunan dituangkan ke dalam lima Prioritas Nasional, yaitu:

a. Prioritas Pembangunan Manusia melalui Pengurangan Kemiskinan dan Peningkatan Pelayanan Dasar. Sasaran dan indikator dari Prioritas Nasional Pembangunan Manusia Melalui Pengurangan Kemiskinan dan Peningkatan Pelayanan Dasar adalah membaiknya indeks pembangunan manusia, tingkat kemiskinan dan gini rasio;

b. Prioritas Nasional Pengurangan Kesenjangan Antarwilayah melalui Penguatan Konektivitas dan Kemaritiman. Agenda ketiga Nawacita dalam RPJMN 2015-2019 menyebutkan pentingnya membangun Indonesia dari pinggiran dengan memperkuat daerah-daerah dan desa dalam kerangka negara kesatuan. Dalam upaya mewujudkan agenda pembangunan tersebut, salah satu tantangan yang harus diatasi dengan sungguh-sungguh dan sistematik adalah mengurangi ketimpangan atau kesenjangan antarwilayah;

c. Prioritas Nasional Peningkatan Nilai Tambah Ekonomi dan Penciptaan Lapangan Kerja melalui Pertanian, Industri, Pariwisata, dan Jasa Produktif Lainnya. Prioritas Nasional Peningkatan Nilai Tambah Ekonomi dan Penciptaan Lapangan Kerja melalui Pertanian, Industri, Pariwisata dan Jasa Produktif Lainnya dilaksanakan untuk meningkatkan nilai tambah perekonomian dan menciptakan lapangan kerja yang disumbangkan oleh nilai tambah dan nilai ekspor di sektor pertanian, industri pengolahan, pariwisata, dan jasa-jasa produktif lainnya yaitu ekonomi kreatif dan perdagangan, yang didukung tenaga kerja dengan keahlian tinggi dan kemajuan ilmu pengetahuan dan teknologi;

d. Prioritas . . .



d. Prioritas Nasional Pemantapan Ketahanan Energi, Pangan, dan Sumber Daya Air. Prioritas Nasional Pemantapan Ketahanan Energi, Pangan, dan Sumber Daya Air dilaksanakan untuk menyediakan energi, pangan, dan sumber daya air yang berguna untuk memenuhi kebutuhan dasar dan mendorong sektor-sektor ekonomi produktif di dalam negeri. Ketahanan energi, pangan, dan sumber daya air dilaksanakan untuk mencapai kemandirian, keadilan, dan keberlanjutan pembangunan; dan

e. Prioritas Nasional Stabilitas Keamanan Nasional dan Kesuksesan Pemilu. Prioritas Nasional Stabilitas Keamanan Nasional dan Kesuksesan Pemilu dilaksanakan untuk memastikan terjaganya keutuhan wilayah, keamanan dalam negeri, keamanan sumber daya manusia dan sumber daya alam, serta terselenggaranya pemilu yang aman dan demokratis.

Agar prioritas sasaran pembangunan nasional dan prioritas nasional lainnya tersebut dapat tercapai, salah satu hal yang perlu dilakukan Pemerintah adalah mengoptimalkan Penerimaan Perpajakan dan PNBP. Peningkatan Penerimaan Perpajakan dilakukan melalui ekstensifikasi dan intensifikasi pajak. Lebih lanjut, pencapaian prioritas sasaran pembangunan juga dicapai melalui langkah-langkah efisiensi sumber pembiayaan yang diantaranya dengan mengutamakan pembiayaan dalam negeri, pemanfaatan utang untuk kegiatan produktif, serta pemanfaatan pinjaman luar negeri secara selektif yang diutamakan untuk pembangunan infrastruktur dan energi.

Dalam rangka mendorong percepatan pembangunan infrastruktur tahun 2019, telah dikembangkan berbagai sumber pembiayaan, termasuk pembiayaan kreatif (*creative financing*). Salah satu bentuk pembiayaan kreatif tersebut adalah kerja sama yang melibatkan pihak Swasta dan/atau BUMN dengan skema Kerja Sama antara Pemerintah dengan Badan Usaha (KPBU), yang sebagian atau seluruhnya menggunakan sumber daya dari Badan Usaha dengan memperhatikan pembagian risiko diantara para pihak. Untuk menunjang hal tersebut, telah disusun kebijakan untuk memberikan dukungan pendanaan bagi proyek-proyek Infrastruktur melalui KPBU dengan mekanisme pembayaran Ketersediaan Layanan (Availability Payment atau AP). Pada tahun 2019 telah disiapkan sekitar 10 proyek infrastruktur yang dikerjakan melalui KPBU Ketersediaan Layanan (AP). Pendanaan KPBU Ketersediaan Layanan (AP) tersebut merupakan bagian dari Belanja Modal yang bukan bersumber dari APBN, namun bersumber dari pihak Swasta dan/atau BUMN.

Dalam rangka mendukung pemenuhan kebutuhan energi dalam negeri yang bersumber dari minyak dan gas bumi yang semakin berkurang, perlu dilakukan peningkatan sumber-sumber panas bumi melalui:

a. intensifikasi . . .



a. intensifikasi dan ekstensifikasi eksplorasi;

b. penyempurnaan dalam peraturan perundang-undangan di bidang panas bumi yang memberikan manfaat dan keadilan kepada daerah serta untuk menjaga iklim investasi di bidang panas bumi; dan

c. pemberlakuan kebijakan Pajak Penghasilan yang Ditanggung Pemerintah bagi pengusaha panas bumi yang izinnya diterbitkan sebelum Undang-Undang Nomor 27 Tahun 2003 tentang Panas Bumi berlaku.

Pembahasan Rancangan Undang-Undang tentang APBN Tahun Anggaran 2019 dilakukan Dewan Perwakilan Rakyat bersama Pemerintah dengan memperhatikan pertimbangan Dewan Perwakilan Daerah sebagaimana tercantum dalam Surat Keputusan Dewan Perwakilan Daerah Nomor 07/DPD RI/I/2018/2019, tanggal 5 Oktober 2018.

Pembahasan Undang-Undang ini dilaksanakan oleh Pemerintah dan Dewan Perwakilan Rakyat dengan memperhatikan Putusan Mahkamah Konstitusi Nomor 35/PUU-XI/2013 tanggal 22 Mei 2014.

II. PASAL DEMI PASAL

Pasal 1

Cukup jelas.

Pasal 2

Cukup jelas.

Pasal 3

Cukup jelas.

Pasal 4

Ayat (1)

Cukup jelas.

Ayat (2)

Cukup jelas.

Ayat (3)

Huruf a

Cukup jelas.

Huruf b . . .


Huruf b

Pihak ketiga yang pajak penghasilannya ditanggung Pemerintah adalah pihak ketiga yang memberikan jasa kepada Pemerintah dalam rangka penerbitan dan/atau pembelian kembali/penukaran SBN di pasar internasional, yang antara lain jasa agen penjual dan jasa konsultan hukum internasional dan jasa agen penukar/pembeli.

Huruf c

Cukup jelas.

Huruf d

Cukup jelas.

Ayat (4)

Cukup jelas.

Ayat (5)

Cukup jelas.

Ayat (6)

Cukup jelas.

Ayat (7)

Cukup jelas.

Ayat (8)

Cukup jelas.

Ayat (9)

Cukup jelas.

Ayat (10)

Cukup jelas.

Ayat (11)

Cukup jelas.

Pasal 5

Ayat (1)

Cukup jelas.

Ayat (2) . . .


Ayat (2)

Huruf a

Cukup jelas.

Huruf b

Pendapatan Sumber Daya Alam Nonmigas yang bersumber dari sektor kehutanan tidak hanya ditujukan sebagai target penerimaan negara melainkan lebih ditujukan untuk pengamanan kelestarian hutan.

Ayat (3)

Cukup jelas.

Ayat (4)

Sambil menunggu dilakukannya perubahan atas Undang-Undang Nomor 49 Prp. Tahun 1960 tentang Panitia Urusan Piutang Negara, dan dalam rangka mempercepat penyelesaian piutang bermasalah pada Badan Usaha Milik Negara di bidang usaha perbankan, dapat dilakukan pengurusan piutangnya melalui mekanisme pengelolaan berdasarkan ketentuan peraturan perundang-undangan di bidang perseroan terbatas dan di bidang perbankan.

Sedangkan terkait dengan pemberian kewenangan kepada Rapat Umum Pemegang Saham dan pengawasan Pemerintah dalam penyelesaian piutang bermasalah pada Badan Usaha Milik Negara di bidang usaha perbankan didasarkan pada ketentuan peraturan perundang-undangan di bidang Badan Usaha Milik Negara

Ayat (5)

Cukup jelas.

Ayat (6)

Cukup jelas.

Ayat (7)

Cukup jelas.

Pasal 6

Cukup jelas.

Pasal 7 . . .



Pasal 7

Cukup jelas.

Pasal 8

Cukup jelas.

Pasal 9

Ayat (1)

Cukup jelas.

Ayat (2)

Cukup jelas.

Ayat (3)

Cukup jelas.

Ayat (4)

Huruf a

Cukup jelas.

Huruf b

Yang dimaksud dengan "desa tertinggal dan desa sangat tertinggal" adalah status desa yang ditetapkan oleh Kementerian Desa, Pembangunan Daerah Tertinggal dan Transmigrasi.

Yang dimaksud dengan "desa tertinggal dan desa sangat tertinggal dengan jumlah penduduk miskin tinggi" adalah desa tertinggal dan desa sangat tertinggal yang memiliki jumlah penduduk miskin terbanyak yang berada pada kelompok desa desil ke 8 (delapan), 9 (sembilan), dan 10 (sepuluh).

Huruf c

Data jumlah desa, jumlah penduduk desa, angka kemiskinan desa, luas wilayah desa, dan tingkat kesulitan geografis desa bersumber dari kementerian yang berwenang dan/atau lembaga yang menyelenggarakan urusan pemerintahan di bidang statistik.

Dalam . . .



Dalam hal data tidak tersedia, penghitungan Dana Desa menggunakan data tahun sebelumnya dan/atau menggunakan rata-rata data desa dalam satu kecamatan dimana desa tersebut berada dan/atau menggunakan data hasil pembahasan dengan kementerian/lembaga yang berwenang.

Ayat (5)

Cukup jelas.

Ayat (6)

Cukup jelas.

Pasal 10

Cukup jelas.

Pasal 11

Ayat (1)

Cukup jelas.

Ayat (2)

Cukup jelas.

Ayat (3)

Huruf a

Penerimaan Pajak Bumi dan Bangunan bagian Pusat sebesar 10% (sepuluh persen) dibagi secara merata kepada seluruh kabupaten/kota.

Bagian daerah yang berasal dari biaya pemungutan, digunakan untuk mendanai kegiatan sesuai kebutuhan dan prioritas daerah.

Huruf b

DBH ini termasuk DBH dari Pajak Penghasilan Pasal 25 dan Pasal 29 Wajib Pajak Orang Pribadi Dalam Negeri yang pemungutannya bersifat final berdasarkan Peraturan Pemerintah Nomor 46 Tahun 2013 tentang Pajak Penghasilan atas Penghasilan dari Usaha yang diterima atau diperoleh Wajib Pajak yang Memiliki Peredaran Bruto tertentu.

Dalam . . .



Dalam rangka pengendalian pelaksanaan APBN, penyaluran DBH dapat disalurkan tidak seluruhnya dari pagu alokasi, dan selanjutnya diperhitungkan sebagai kurang bayar DBH.

Huruf c

Cukup jelas.

Ayat (4)

Cukup jelas.

Ayat (5)

cukup jelas.

Ayat (6)

cukup jelas.

Ayat (7)

cukup jelas.

Ayat (8)

Kebijakan ini merupakan konsekuensi dari perubahan kebijakan berupa pengalihan kewenangan di bidang kehutanan dari kabupaten/kota menjadi kewenangan provinsi sebagaimana diatur dalam Undang-Undang Nomor 23 Tahun 2014 tentang Pemerintahan Daerah sebagaimana telah diubah beberapa kali terakhir dengan Undang-Undang Nomor 9 Tahun 2015 tentang Perubahan Kedua atas Undang-Undang Nomor 23 Tahun 2014 tentang Pemerintahan Daerah.

Ayat (9)

Huruf a

Cukup jelas.

Huruf b

Cukup jelas.

Huruf c

Cukup jelas.

Huruf d

Cukup jelas.

Huruf e . . .



Huruf e

Yang dimaksud dengan "penelitian dan pengembangan" antara lain pemanfaatan areal, penanaman pohon hutan unggulan lokal, dan penerapan sistem tebang pilih tanam jalur.

Huruf f

Cukup jelas.

Huruf g

Cukup jelas.

Ayat (10)

Huruf a

Cukup jelas.

Huruf b

Dengan ketentuan ini daerah tidak lagi diwajibkan untuk mengalokasikan DBH Minyak Bumi dan Gas Bumi sebesar 0,5% (nol koma lima persen) untuk tambahan anggaran pendidikan dasar.

Kebijakan penggunaan DBH Minyak Bumi dan Gas Bumi untuk Provinsi Papua Barat dan Provinsi Aceh dilaksanakan sesuai dengan ketentuan Undang-Undang Nomor 35 Tahun 2008 tentang Penetapan Peraturan Pemerintah Pengganti Undang-Undang Nomor 1 Tahun 2008 tentang Perubahan atas Undang-Undang Nomor 21 Tahun 2001 tentang Otonomi Khusus Bagi Provinsi Papua menjadi Undang-Undang, dan Undang-Undang Nomor 11 Tahun 2006 tentang Pemerintahan Aceh.

Huruf c

Kebijakan ini merupakan konsekuensi dari perubahan kebijakan berupa pengalihan kewenangan di bidang kehutanan dari kabupaten/kota menjadi kewenangan provinsi sebagaimana diatur dalam Undang-Undang Nomor 23 Tahun 2014 tentang Pemerintahan Daerah sebagaimana telah diubah beberapa kali terakhir dengan Undang-Undang Nomor 9 Tahun 2015 tentang Perubahan Kedua atas Undang-Undang Nomor 23 Tahun 2014 tentang Pemerintahan Daerah.

Ayat (11) . . .



Ayat (11)

Cukup jelas.

Ayat (12)

Cukup jelas.

Ayat (13)

Pendapatan Dalam Negeri yang digunakan sebagai dasar penghitungan pagu DAU Nasional dihitung dengan mempertimbangkan realisasi Pendapatan Dalam Negeri dalam beberapa tahun terakhir.

Ayat (14)

Cukup jelas.

Ayat (15)

Cukup jelas.

Ayat (16)

Cukup jelas.

Ayat (17)

Dukungan pendanaan bagi kelurahan tidak mengurangi komitmen pendanaan Pemerintah Daerah kepada kelurahan melalui APBD.

Alokasi DAU tambahan untuk kabupaten/kota diberikan berdasarkan hasil penilaian dalam rangka penghitungan DID pada kategori pelayanan dasar publik. Kabupaten/kota dengan kategori baik mendapat alokasi sebesar Rp352.941.000,00 (tiga ratus lima puluh dua juta sembilan ratus empat puluh satu ribu rupiah), kategori perlu ditingkatkan sebesar Rp370.138.000,00 (tiga ratus tujuh puluh juta seratus tiga puluh delapan ribu rupiah), dan kategori sangat perlu ditingkatkan sebesar Rp384.000.000,00 (tiga ratus delapan puluh empat juta rupiah) per kelurahan.

Alokasi DAU tambahan selanjutnya dibagi secara merata kepada seluruh kelurahan di wilayah kabupaten/kota yang bersangkutan.

Ayat (18)

Cukup jelas.

Ayat (19)

Cukup jelas.

Ayat (20) . . .


Ayat (20)

Cukup jelas.

Ayat (21)

Cukup jelas.

Ayat (22)

Cukup jelas.

Pasal 12

Ayat (1)

Huruf a

Yang dimaksud dengan "DAK Fisik" adalah dana yang bersumber dari APBN yang dialokasikan kepada daerah dengan tujuan utama untuk membantu mendanai kegiatan khusus penyediaan prasarana dan sarana pelayanan dasar publik, baik untuk pemenuhan standar pelayanan minimal, pencapaian prioritas nasional maupun percepatan pembangunan Daerah dan kawasan dengan karakteristik khusus dalam rangka mengatasi kesenjangan pelayanan publik antardaerah.

Huruf b

Yang dimaksud dengan "DAK Nonfisik" adalah dana yang bersumber dari APBN yang dialokasikan kepada daerah dengan tujuan utama untuk mendukung kelancaran penyelenggaraan pelayanan dasar publik yang menjadi urusan daerah.

Ayat (2)

Pengalokasian DAK Fisik bertujuan untuk membantu daerah tertentu, mendanai kebutuhan sarana dan prasarana pelayanan dasar masyarakat, dan percepatan pembangunan daerah dan pencapaian sasaran prioritas nasional.

Ayat (3)

Cukup jelas.

Ayat (4)

Cukup jelas.

Ayat (5) . . .



Ayat (5)

Cukup jelas.

Ayat (6)

Cukup jelas.

Ayat (7)

Cukup jelas.

Ayat (8)

Cukup jelas.

Ayat (9)

Cukup jelas.

Ayat (10)

Cukup jelas.

Pasal 13

Ayat (1)

Cukup jelas.

Ayat (2)

Kriteria utama merupakan kriteria yang harus dimiliki oleh suatu daerah sebagai penentu kelayakan daerah penerima, yang terdiri atas:

a. Opini Badan Pemeriksa Keuangan atas Laporan Keuangan Pemerintah Daerah Wajar Tanpa Pengecualian;

b. Penetapan Peraturan Daerah tentang Anggaran Pendapatan dan Belanja Daerah tepat waktu;

c. Penggunaan e-government; dan

d. ketersediaan Pelayanan Terpadu Satu Pintu.

Sedangkan kategori kinerja merupakan jenis kategori penilaian terhadap perbaikan dan pencapaian kinerja daerah di bidang:

a. Tata kelola keuangan daerah, yang dicerminkan dari kategori Kesehatan Fiskal dan Pengelolaan Keuangan Daerah;

b. Pelayanan dasar publik, yang dicerminkan dari kategori:

1. Pelayanan . . .


        1. Pelayanan Dasar Publik Bidang Pendidikan;

        2. Pelayanan Dasar Publik Bidang Kesehatan; dan

        3. Pelayanan Dasar Publik Bidang Infrastruktur;

c. Pelayanan umum pemerintahan, yang dicerminkan dari kategori:

        1. Penyelenggaraan Pemerintahan Daerah;

        2. Perencanaan Daerah;

        3. Sistem Akuntabilitas Kinerja Instansi Pemerintah;

        4. Inovasi Pelayanan Publik;

        5. Kemudahan Berusaha; dan

        6. Pengelolaan sampah.

d. Kesejahteraan masyarakat yang dicerminkan dari kategori Kesejahteraan Masyarakat.

Ayat (3)

Kegiatan yang sesuai dengan kebutuhan dan prioritas daerah dapat berupa antara lain:

a. penyediaan layanan dasar publik;

b. pembangunan, termasuk rehabilitasi dan pemeliharaan sarana dan prasarana di bidang pemerintahan;

c. peningkatan pelayanan berusaha di daerah; atau

d. peningkatan kapasitas pengelolaan keuangan di daerah.

Pasal 14

Cukup jelas.

Pasal 15

Ayat (1)

Cukup jelas.

Ayat (2)

Huruf a

Cukup jelas.

Huruf b . . .


Huruf b

Cukup jelas.

Huruf c

Cukup jelas.

Huruf d

Yang dimaksud dengan "anggaran yang diwajibkan dalam peraturan perundang-undangan" antara lain anggaran pendidikan, anggaran kesehatan, alokasi dana desa, dan iuran jaminan kesehatan.

Ayat (3)

Cukup jelas.

Pasal 16

Cukup jelas.

Pasal 17

Cukup jelas.

Pasal 18

Cukup jelas.

Pasal 19

Ayat (1)

Huruf a

Cukup jelas.

Huruf b

Cukup jelas.

Huruf c

Cukup jelas.

Huruf d

Perubahan anggaran dimaksud dapat bersumber dari:

1. rupiah . . .


1. rupiah murni;

2. pinjaman dan hibah luar negeri; dan/atau

3. penerimaan lain yang sah.

Huruf e

Cukup jelas.

Huruf f

Cukup jelas.

Huruf g

Cukup jelas

Huruf h

Cukup jelas

Huruf i

Yang dimaksud dengan *"ineligible expenditure"* adalah pengeluaran-pengeluaran yang tidak diperkenankan dibiayai dari dana pinjaman/hibah luar negeri karena tidak sesuai dengan kesepakatan dalam Perjanjian Pinjaman dan/atau Hibah Luar Negeri.

Huruf j

Cukup jelas.

Huruf k

Cukup jelas.

Ayat (2)

Yang dimaksud dengan "perubahan pagu Pemberian Pinjaman" adalah peningkatan pagu Pemberian Pinjaman akibat adanya lanjutan Pemberian Pinjaman yang bersifat tahun jamak, percepatan penarikan Pemberian Pinjaman yang sudah disetujui dalam rangka mengoptimalkan pemanfaatan Pemberian Pinjaman dan/atau penambahan pagu Pemberian Pinjaman untuk penerbitan Surat Perintah Pembukuan/Pengesahan atas transaksi dokumen bukti penarikan pinjaman dan/atau hibah yang dikeluarkan oleh pemberi pinjaman dan/atau hibah (*Notice of Disbursement*-NOD). Perubahan pagu Pemberian Pinjaman tersebut tidak termasuk Pemberian Pinjaman baru yang belum dialokasikan dalam APBN Tahun Anggaran 2019.

Yang . . .


Yang dimaksud dengan *"closing date"* adalah tanggal batas akhir penarikan dana pinjaman/hibah luar negeri melalui penerbitan Surat Perintah Pencairan Dana oleh Kantor Pelayanan Perbendaharaan Negara.

Ayat (3)

Perubahan pagu ini dipergunakan untuk penerbitan Surat Perintah Pembukuan/Pengesahan atas transaksi dokumen bukti penarikan Pinjaman dan/atau Hibah yang dikeluarkan oleh pemberi Pinjaman dan/atau Hibah *(Notice of Disbursement*-NOD).

Ayat (4)

Yang dimaksud dengan "uang muka kontrak kegiatan yang dibiayai pinjaman luar negeri" adalah Alokasi Rupiah Murni yang wajib disediakan pemerintah dalam Daftar Isian Pelaksanaan Anggaran Kementerian/Lembaga Pengguna Pinjaman Luar Negeri, untuk membayar sejumlah tertentu kepada penyedia barang dan/atau jasa sebagai salah satu persyaratan pengefektifan kontrak. Tanpa pembayaran uang muka, pinjaman luar negeri yang perjanjian pinjamannya telah ditandatangani tidak dapat dicairkan.

Ayat (5)

Yang dimaksud dengan "dilaporkan Pemerintah kepada Dewan Perwakilan Rakyat dalam APBN Perubahan Tahun Anggaran 2019" adalah melaporkan perubahan rincian/pergeseran anggaran Belanja Pemerintah Pusat yang dilakukan sebelum APBN Perubahan Tahun Anggaran 2019 kepada Dewan Perwakilan Rakyat.

Yang dimaksud dengan "dilaporkan Pemerintah kepada Dewan Perwakilan Rakyat dalam Laporan Keuangan Pemerintah Pusat tahun 2019" adalah melaporkan perubahan rincian/pergeseran anggaran Belanja Pemerintah Pusat yang dilakukan sepanjang tahun 2019 setelah APBN Perubahan Tahun Anggaran 2019 kepada Dewan Perwakilan Rakyat.

Pasal 20

Cukup jelas.

Pasal 21 . . .


Pasal 21

Ayat (1)

Cukup jelas.

Ayat (2)

Cukup jelas.

Ayat (3)

Huruf a

Dana Pengembangan Pendidikan Nasional merupakan akumulasi dari alokasi anggaran pendidikan tahun-tahun sebelumnya sebagai dana abadi pendidikan (*endowment fund*) yang dikelola oleh Lembaga Pengelola Dana Pendidikan sebagai *Sovereign Wealth Fund* Pendidikan.

Hasil pengelolaan dana abadi pendidikan dimaksud digunakan untuk menjamin keberlangsungan program pendidikan bagi generasi berikutnya sebagai bentuk pertanggungjawaban antargenerasi, antara lain dalam bentuk pemberian beasiswa dan pendanaan riset.

Huruf b

Dana Abadi Penelitian merupakan dana yang akan dikelola oleh lembaga yang akan ditunjuk, dan hasil kelolaannya digunakan untuk kegiatan penelitian.

Bentuk, skema, dan cakupan bidang penelitian akan diatur lebih lanjut oleh Pemerintah.

Ayat (4)

Cukup jelas.

Pasal 22

Cukup jelas.

Pasal 23

Ayat (1)

Yang dimaksud dengan "defisit" adalah defisit sebagaimana ditetapkan dalam Undang-Undang Nomor 17 Tahun 2003 tentang Keuangan Negara.

Ayat (2) . . .


Ayat (2)

> Cukup jelas.

Ayat (3)

> Cukup jelas.

Ayat (4)

> Cukup jelas.

Pasal 24

> Cukup jelas.

Pasal 25

> Cukup jelas.

Pasal 26

Ayat (1)

> Yang dimaksud dengan "krisis pasar Surat Berharga Negara domestik" adalah kondisi krisis pasar Surat Berharga Negara berdasarkan indikator Protokol Manajemen Krisis (*Crisis Management Protocol*-CMP) pasar Surat Berharga Negara yang ditetapkan oleh Menteri Keuangan.

> Penggunaan dana SAL untuk melakukan stabilisasi pasar SBN dapat dilakukan apabila kondisi pasar SBN telah ditetapkan oleh Menteri Keuangan pada level krisis.

> Krisis di pasar SBN tersebut dapat memicu krisis di pasar keuangan secara keseluruhan, mengingat sebagian besar lembaga keuangan memiliki SBN. Situasi tersebut juga dapat memicu krisis fiskal, apabila Pemerintah harus melakukan upaya penyelamatan lembaga keuangan nasional.

> Stabilisasi pasar SBN domestik dilakukan melalui pembelian SBN di pasar sekunder oleh Menteri Keuangan.

Ayat (2)

> Cukup jelas.

Ayat (3)

> Cukup jelas.

Ayat (4) . . .



Ayat (4)

Cukup jelas.

Pasal 27

Ayat (1)

Khusus untuk pemanfaatan sementara saldo kas BLU dilakukan dengan mempertimbangkan jenis BLU dan efektivitas saldo kas BLU yang akan dimanfaatkan sementara sehingga tidak mengganggu operasional dan manajemen kas BLU.

Ayat (2)

Cukup jelas.

Ayat (3)

Perubahan komposisi instrumen pembiayaan utang meliputi perubahan SBN neto, penarikan Pinjaman Dalam Negeri, dan/atau penarikan Pinjaman Luar Negeri. Penarikan Pinjaman Luar Negeri meliputi penarikan Pinjaman Tunai dan Pinjaman Kegiatan.

Dalam hal Pinjaman Luar Negeri dan/atau Pinjaman Dalam Negeri tidak tersedia dapat digantikan dengan penerbitan SBN atau sebaliknya dalam rangka menjaga ketahanan ekonomi dan fiskal.

Ayat (4)

Cukup jelas.

Ayat (5)

Cukup jelas.

Ayat (6)

Cukup jelas.

Pasal 28

Cukup jelas.

Pasal 29

Cukup jelas.

Pasal 30 . . .



Pasal 30

Cukup jelas.

Pasal 31

Cukup jelas.

Pasal 32

Yang dimaksud dengan "Dana Kerja Sama Pembangunan Internasional" adalah dana yang dialokasikan untuk pembentukan dana abadi yang bertujuan untuk menjamin keberlangsungan program kerja sama pembangunan internasional sebagai bentuk partisipasi Indonesia dalam pengurangan kemiskinan global, misi kemanusiaan, pelaksanaan politik luar negeri, dan pemberdayaan ekonomi nasional yang pengelolaannya dilakukan oleh Badan Layanan Umum di Bidang pengelolaan dana kerja sama dan bantuan pembangunan internasional.

Pasal 33

Ayat (1)

Salah satu upaya pemerintah mewujudkan kedaulatan pangan adalah dengan cara meningkatkan kualitas dan kuantitas produk pangan melalui peningkatan penelitian, pengembangan, dan penyediaan benih perkebunan. Untuk itu, perlu dilakukan penyertaan modal negara kepada PT Perkebunan Nusantara III (Persero) yang berasal dari barang milik negara Kementerian Pertanian yang dimanfaatkan oleh PT Riset Perkebunan Nusantara berdasarkan usulan yang diajukan oleh Kementerian Pertanian.

Ayat (2)

Cukup jelas.

Ayat (3)

Cukup jelas.

Pasal 34

Ayat (1)

Yang dimaksud dengan "Barang Milik Negara" yaitu berupa tanah dan/atau bangunan serta selain tanah dan/atau bangunan.

Penetapan . . .


Penetapan BPYBDS sebagai PMN pada Badan Usaha Milik Negara meliputi antara lain BPYBDS sebagaimana tercatat dalam laporan keuangan PT Perusahaan Listrik Negara (Persero) yang telah diserahterimakan oleh Kementerian Energi dan Sumber Daya Mineral untuk menjadi tambahan PMN bagi PT PLN (Persero).

Ayat (2)

Cukup jelas.

Ayat (3)

Cukup jelas.

Pasal 35

Ayat (1)

Ketentuan mengenai penjaminan Pemerintah untuk masing-masing program diatur dalam ketentuan peraturan perundang-undangan.

Ayat (2)

Huruf a

Cukup jelas.

Huruf b

Cukup jelas.

Huruf c

Pelaksanaan penjaminan infrastruktur dalam proyek kerja sama Pemerintah dengan badan usaha hanya dibatasi pada proyek kerja sama Pemerintah dengan badan usaha dengan penanggung jawab proyek kerja sama adalah Pemerintah Daerah, Badan Usaha Milik Negara, dan Badan Usaha Milik Daerah.

Huruf d

Cukup jelas.

Huruf e

Cukup jelas.

Huruf f . . .



Huruf f

_ Cukup jelas.

Huruf g

Pemberian jaminan Pemerintah Pusat untuk percepatan pelaksanaan proyek strategis nasional dibatasi hanya pada proyek strategis nasional yang telah memperoleh surat jaminan oleh Pemerintah sebagaimana diatur dengan peraturan Menteri Keuangan mengenai tata cara pemberian jaminan Pemerintah Pusat untuk percepatan pelaksanaan proyek strategis nasional.

Huruf h

Pemberian jaminan Pemerintah untuk percepatan pembangunan infrastruktur ketenagalistrikan dibatasi hanya pada proyek yang telah memperoleh jaminan pinjaman oleh Pemerintah kepada kreditur sehubungan dengan pembayaran kembali pinjaman PT Perusahaan Listrik Negara (Persero) selaku pelaksana penugasan pembangunan infrastruktur kelistrikan.

Ayat (3)

Pembentukan rekening dana cadangan penjaminan Pemerintah ditujukan terutama untuk menghindari pengalokasian anggaran kewajiban penjaminan Pemerintah dalam jumlah besar dalam satu tahun anggaran di masa yang akan datang, menjamin ketersediaan dana yang jumlahnya sesuai kebutuhan, menjamin pembayaran klaim secara tepat waktu dan memberikan kepastian kepada pemangku kepentingan (termasuk kreditur/investor).

Ayat (4)

Cukup jelas.

Ayat (5)

Cukup jelas.

Ayat (6)

Cukup jelas.

Ayat (7)

Cukup jelas.

Pasal 36 . . .



Pasal 36

Ayat (1)

Pengeluaran melebihi pagu anggaran antara lain dapat disebabkan oleh:

1. Kondisi ekonomi makro yang tidak sesuai dengan kondisi yang diperkirakan pada saat penyusunan APBN Perubahan dan/atau laporan realisasi pelaksanaan APBN Semester Pertama Tahun Anggaran 2019;

2. Dampak dari restrukturisasi utang dalam rangka pengelolaan portofolio utang;

3. Dampak dari percepatan penarikan pinjaman;

4. Dampak dari transaksi Lindung Nilai atas pembayaran bunga utang dan pengeluaran cicilan pokok utang; dan/atau

5. Dampak dari perubahan komposisi instrumen pembiayaan utang.

Ayat (2)

Pelaksanaan transaksi Lindung Nilai dilaporkan Pemerintah dalam Laporan Keuangan Pemerintah Pusat Tahun 2019.

Ayat (3)

Cukup jelas.

Ayat (4)

Kewajiban yang timbul dari transaksi Lindung Nilai bukan merupakan kerugian keuangan negara karena ditujukan untuk melindungi pembayaran bunga utang dan pengeluaran cicilan pokok utang dari risiko fluktuasi mata uang dan tingkat bunga. Selain itu, transaksi Lindung Nilai tidak ditujukan untuk spekulasi mendapatkan keuntungan.

Ayat (5)

Cukup jelas.

Pasal 37

Ayat (1)

Cukup jelas.

Ayat (2) . . .



Ayat (2)

Pengaturan mengenai penyelesaian piutang instansi Pemerintah termasuk mengenai tata cara dan kriteria penyelesaian piutang eks-BPPN (Badan Penyehatan Perbankan Nasional).

Pasal 38

Cukup jelas.

Pasal 39

Cukup jelas.

Pasal 40

Ayat (1)

Yang dimaksud dengan "keadaan darurat" adalah keadaan yang menyebabkan prognosis penurunan Pendapatan Negara yang berasal dari Penerimaan Perpajakan dan PNBP, dan adanya perkiraan tambahan beban kewajiban negara yang berasal dari pembayaran pokok dan bunga utang, subsidi bahan bakar minyak dan listrik, serta belanja lainnya.

Huruf a

Yang dimaksud dengan "proyeksi" adalah proyeksi pertumbuhan ekonomi paling rendah 1% (satu persen) di bawah asumsi dan/atau proyeksi asumsi ekonomi makro lainnya mengalami deviasi paling rendah sebesar 10% (sepuluh persen) dari asumsi yang telah ditetapkan, kecuali prognosis *lifting* dengan deviasi paling rendah 5% (lima persen).

Huruf b

Cukup jelas.

Huruf c

Kenaikan biaya utang yang bersumber dari kenaikan imbal hasil (*yield*) SBN adalah terjadinya peningkatan imbal hasil secara signifikan yang menyebabkan krisis di pasar SBN, yang ditetapkan oleh Menteri Keuangan berdasarkan parameter dalam Protokol Manajemen Krisis *(Crisis Management Protocol-CMP)* pasar SBN.

Ayat (2) . . .



Ayat (2)

Cukup jelas.

Ayat (3)

Yang dimaksud "karena suatu dan lain hal belum dapat ditetapkan" adalah apabila Badan Anggaran belum dapat melakukan rapat kerja dan/atau mengambil kesimpulan di dalam rapat kerja, dalam waktu 1x24 (satu kali dua puluh empat) jam setelah usulan disampaikan Pemerintah kepada Dewan Perwakilan Rakyat.

Ayat (4)

Cukup jelas.

Pasal 41

Ayat (1)

Yang dimaksud dengan "Lembaga Penjamin Simpanan mengalami kesulitan likuiditas" adalah dalam hal perkiraan kas yang dapat diperoleh dari sumber daya keuangan Lembaga Penjamin Simpanan tidak mencukupi pada saat kebutuhan dana harus dipenuhi oleh Lembaga Penjamin Simpanan.

Ayat (2)

Cukup jelas.

Ayat (3)

Cukup jelas.

Ayat (4)

Cukup jelas.

Ayat (5)

Yang dimaksud "karena suatu dan lain hal belum dapat ditetapkan" adalah apabila Badan Anggaran belum dapat melakukan rapat kerja dan/atau mengambil kesimpulan di dalam rapat kerja, dalam waktu 1x24 (satu kali dua puluh empat) jam setelah usulan disampaikan Pemerintah kepada Dewan Perwakilan Rakyat.

Ayat (6)

Cukup jelas.

Ayat (7) . . .


Ayat (7)

Cukup jelas.

Pasal 42

Cukup jelas.

Pasal 43

Cukup jelas.

Pasal 44

Cukup jelas.

Pasal 45

Huruf a

Penetapan tingkat kemiskinan sesuai dengan metodologi penghitungan Garis Kemiskinan Nasional yang dilakukan oleh Badan Pusat Statistik.

Huruf b

Cukup jelas.

Huruf c

Cukup jelas.

Huruf d

Cukup jelas.

Pasal 46

Cukup jelas.

Pasal 47

Cukup jelas.

TAMBAHAN LEMBARAN NEGARA REPUBLIK INDONESIA NOMOR 6263



LAMPIRAN I
UNDANG-UNDANG REPUBLIK INDONESIA
NOMOR 12 TAHUN 2018
TENTANG
ANGGARAN PENDAPATAN DAN BELANJA
NEGARA TAHUN ANGGARAN 2019

RINCIAN PEMBIAYAAN ANGGARAN DALAM

ANGGARAN PENDAPATAN DAN BELANJA NEGARA TAHUN ANGGARAN 2019

		(Ribuan Rupiah)
	ALOKASI PEMBIAYAAN ANGGARAN	**296.000.236.667**
1	**Pembiayaan Utang**	**359.250.583.103**
1.1	Surat Berharga Negara (Neto)	388.957.891.000
1.2	Pinjaman (Neto)	-29.707.307.897
1.2.1	Pinjaman Dalam Negeri (Neto)	482.419.505
1.2.1.1	Penarikan Pinjaman Dalam Negeri (Bruto)	1.956.367.535
1.2.1.2	Pembayaran Cicilan Pokok Pinjaman Dalam Negeri	-1.473.948.030
1.2.2	Pinjaman Luar Negeri (Neto)	-30.189.727.402
1.2.2.1	Penarikan Pinjaman Luar Negeri (Bruto)	60.280.479.702
1.2.2.1.1	Pinjaman Tunai	30.000.000.000

1.2.2.1.2   Pinjaman ...



1.2.2.1.2	Pinjaman Kegiatan	30.280.479.702
1.2.2.1.2.1	Pinjaman Kegiatan Pemerintah Pusat	23.700.791.191
1.2.2.1.2.1.1	Pinjaman Kegiatan Kementerian Negara/Lembaga	23.304.695.566
1.2.2.1.2.1.2	Pinjaman Kegiatan Diterushibahkan	396.095.625
1.2.2.1.2.2	Pinjaman Kegiatan kepada Badan Usaha Milik Negara/Pemerintah Daerah	6.579.688.511
1.2.2.2	Pembayaran Cicilan Pokok Pinjaman Luar Negeri	-90.470.207.104
2	**Pembiayaan Investasi**	**-75.900.341.459**
2.1	Investasi kepada Badan Usaha Milik Negara	-17.800.000.000
2.1.1	Penyertaan Modal Negara kepada PT Perusahaan Listrik Negara (Persero)	-6.500.000.000
2.1.2	Penyertaan Modal Negara kepada PT Hutama Karya (Persero)	-10.500.000.000
2.1.3	Penyertaan Modal Negara kepada PT Sarana Multigriya Finansial (Persero)	-800.000.000
2.2	Investasi kepada Lembaga/Badan Lainnya	-2.500.000.000
2.2.1	Penyertaan Modal Negara kepada Lembaga Pembiayaan Ekspor Indonesia (LPEI)	-2.500.000.000
2.3	Investasi kepada Badan Layanan Umum	-53.190.000.000
2.3.1	Dana Bergulir	-8.200.000.000
2.3.1.1	Pusat Pengelolaan Dana Pembiayaan Perumahan (PPDPP)	-5.200.000.000

2.3.1.2 Pusat ...



2.3.1.2	Pusat Investasi Pemerintah (PIP)	-3.000.000.000
2.3.2	Dana Pengembangan Pendidikan Nasional (DPPN)	-20.000.000.000
2.3.3	Lembaga Manajemen Aset Negara (LMAN)	-22.000.000.000
2.3.4	Lembaga Dana Kerja Sama Pembangunan Internasional (LDKPI)	-2.000.000.000
2.3.5	Dana Abadi Penelitian	-990.000.000
2.4	Investasi kepada Organisasi/Lembaga Keuangan Internasional/Badan Usaha Internasional	-2.410.341.459
2.4.1	Islamic Development Bank (IDB)	-87.216.265
2.4.2	The Islamic Corporation for the Development of Private Sector (ICD)	-44.525.029
2.4.3	International Fund for Agricultural Development (IFAD)	-45.000.000
2.4.4	International Development Association (IDA)	-217.300.000
2.4.5	Asian Infrastructure Investment Bank (AIIB)	-2.016.300.165
3	**Pemberian Pinjaman**	**-2.350.004.977**
3.1.	Pinjaman kepada Badan Usaha Milik Negara/Pemerintah Daerah/Lembaga/ Badan Lainnya	-2.350.004.977
3.1.1.	Pinjaman kepada Badan Usaha Milik Negara/Pemerintah Daerah (Neto)	-2.350.004.977
3.1.1.1	Pinjaman kepada Badan Usaha Milik Negara/Pemerintah Daerah (Bruto)	-6.579.688.511
3.1.1.2	Penerimaan Cicilan Pengembalian Pinjaman kepada Badan Usaha Milik Negara/Pemerintah Daerah	4.229.683.534



4	**Pembiayaan Lainnya**	**15.000.000.000**
4.1	Saldo Anggaran Lebih	15.000.000.000

PRESIDEN REPUBLIK INDONESIA,

ttd.

JOKO WIDODO

KEMENTERIAN SEKRETARIAT NEGARA
REPUBLIK INDONESIA
Asisten Deputi Bidang Perekonomian,
Deputi Bidang Hukum dan
Perundang-undangan,



[illegible]hwati Lestari



LAMPIRAN II
UNDANG-UNDANG REPUBLIK INDONESIA
NOMOR 12 TAHUN 2018
TENTANG
ANGGARAN PENDAPATAN DAN BELANJA
NEGARA TAHUN ANGGARAN 2019

POSTUR APBN TAHUN ANGGARAN 2019

		(Ribuan Rupiah)
A.	**PENDAPATAN NEGARA**	**2.165.111.815.814**
	I. PENERIMAAN DALAM NEGERI	2.164.676.505.814
	1. PENERIMAAN PERPAJAKAN	1.786.378.650.376
	2. PENERIMAAN NEGARA BUKAN PAJAK	378.297.855.438
	II. PENERIMAAN HIBAH	435.310.000
B.	**BELANJA NEGARA**	**2.461.112.052.481**
	I. BELANJA PEMERINTAH PUSAT	1.634.339.518.949
	II. TRANSFER KE DAERAH DAN DANA DESA	826.772.533.532
C.	**KESEIMBANGAN PRIMER**	**-20.114.968.787**
D.	**SURPLUS/ (DEFISIT) ANGGARAN (A - B)**	**-296.000.236.667**
	% Defisit Anggaran terhadap PDB	-1,84

E.   PEMBIAYAAN ...



E.	**PEMBIAYAAN ANGGARAN (I + II + III + IV)**	**296.000.236.667**
	I. PEMBIAYAAN UTANG	359.250.583.103
	II. PEMBIAYAAN INVESTASI	-75.900.341.459
	III. PEMBERIAN PINJAMAN	-2.350.004.977
	IV. PEMBIAYAAN LAINNYA	15.000.000.000

PRESIDEN REPUBLIK INDONESIA,

ttd.

JOKO WIDODO

KEMENTERIAN SEKRETARIAT NEGARA
REPUBLIK INDONESIA
Asisten Deputi Bidang Perekonomian,
Deputi Bidang Hukum dan
Perundang-undangan,



KEMENTERIAN SEKRETARIAT NEGARA ★ REPUBLIK INDONESIA ★

[illegible] Sihwati Lestari